

82- SUBMISSIONS FACING S

03050301

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME	Molson Inc.
*CURRENT ADDRESS	1555 Notre-Dame Street East
	Montréal, Quebec H2L 2R5
	Canada
**FORMER NAME	Molson Companies Limited
**NEW ADDRESS	

FILE NO. 82- 2954 FISCAL YEAR 3/31/2002

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE : 4/30/03

File no. 82-2954

Annual Report 2002


MOLSON
M
1786

RECEIVED
2003
OFFICE OF INTERNATIONAL CORPORATE FINANCE — CORPORATION FINANCE

ARS 3/31/02


M
1786

Delivering on Commitments

Message to Shareholders 5 The Molson Strategy 7 National Marketing Overview 22 Sports and Entertainment 28 Molson and the Community 30 Molson Inc. Financial Review 33

Profile

Molson's vision is to remain one of the top performing brewers in the world. The realization of this vision will ensure sustainable long-term shareholder value. In order to deliver long-term value, Molson must be able to deliver profitable growth. Molson is proactively driving future profitable growth through continuous improvement in Canada and the pursuit of profitable growth opportunities in the United States and Brazil.

Maximizing organic growth opportunities in Canada.
Molson recognizes that maximizing organic growth opportunities, reducing costs and achieving global brewing efficiency are key to profitable growth in Canada. The Corporation exceeded expectations by growing operating profit by 23% this year. Molson continues to focus its resources on the core brand portfolio, which holds the greatest potential for future profit.

Capitalizing on opportunities in the growing U.S. import market.
Molson repurchased 100% of the Molson brands in the United States and has a 50.1% interest in Molson USA, which markets the Molson brands in the United States. The Corporation regained control of a major growth opportunity and is rebuilding the Molson brands in the largest and one of the fastest growing import markets in the world.

Pursuing international growth through targeted alliances and acquisitions.
Molson continues to pursue international growth in Brazil, one of the world's fastest growing beer markets. Molson's acquisition of the Kaiser brand, combined with its previous purchase of Bavaria, firmly positions Molson as the second largest brewer in Brazil and the 13th largest in the world.


MOLSON
DRY
1786
EX
CERVEJA
PILS
MOLSON
LAGER

Remain one of the top performing brewers in the world!

60.5%

Fiscal 2002 total return to shareholders



$36.00
$32.00
$28.00
$24.00
$20.00
Q1
Q2
Q3
Q4

Molson delivered on its commitment to become one of the best performing brewers in the world. It succeeded in being number one for two years in a row, with a total return to shareholders of 91.9% last fiscal year and 60.5% this year. A dollar invested in Molson stock two years ago is worth more than three dollars today.

Financial Summary

	2002	2001
Operating Results *(Dollars in millions)*		
Net sales and other revenues	**2,102.3**	1,857.1
Comparable earnings from continuing operations	**194.1**	141.6
Comparable earnings	**196.1**	138.3
Earnings before interest, income taxes and amortization	**376.4**	351.5
Earnings from continuing operations	**175.6**	137.2
Net earnings	**177.6**	133.9
Cash flow from continuing operations	**292.3**	232.0
Per Share *(Dollars)*		
Comparable earnings from continuing operations	**1.62**	1.19
Comparable earnings	**1.64**	1.16
Earnings from continuing operations	**1.46**	1.15
Net earnings	**1.48**	1.12
Dividends paid	**0.38**	0.36
Cash flow from continuing operations	**2.43**	1.95
Financial Position *(Dollars in millions)*		
Total assets	**4,521.0**	3,280.8
Long-term debt	**1,746.1**	1,204.4
Shareholders' equity	**1,173.9**	795.4


$0.94
$1.19
$1.62
2000
2001
2002
Comparable net earnings per share
$1,753.7
$1,857.1
$2,102.3
2000
2001
2002
Net sales and other revenues (Dollars in millions)
$321.1
$351.5
$426.4
2000
2001
2002
Comparable EBITDA (Dollars in millions)

Daniel J. O'Neill, President and Chief Executive Officer and Eric H. Molson, Chairman of the Board





Delivering on Commitments

Message to Shareholders

For the third consecutive year, the phrase "Delivering on Commitments" is the title of Molson's annual report. While such repetition may seem unusual, it is a true reflection of Molson's corporate culture and best fits the Corporation's capital market positioning. Setting performance goals and consistently meeting them creates the predictability that Molson's shareholders deserve!

Early last year, Molson communicated its vision of *becoming* one of the best performing brewers in the world. Now that the Corporation succeeded in producing the highest shareholder returns in the brewing industry for two years in a row, the vision is evolving into that of *remaining* as one of the best performing brewers in the world. Underlying the share performance are this year's strong financial results. Comparable net earnings from operations increased 37% to $194 million from $142 million last year and comparable earnings per share grew from $1.19 to $1.62. Net revenues were up 13% to $2.1 billion and cash flow from continuing operations was $292 million, an increase of 26% over the same period a year before.

Last year, important steps towards establishing future earnings streams were undertaken, with the repurchase of Molson brands in the United States followed by another partnership with Coors and with the first investment in Brazil with the acquisition of Bavaria. This year, Molson's continuing commitment to long-term shareholder value creation translated into the acquisition of Brazilian brewer Kaiser, resulting in a 17.8% total market share of Brazil. Together with Bavaria, Kaiser closes the market share gap with the leader AmBev, positioning Molson as a strong number two in one of the fastest growing and largest beer markets in the world.

Strategy

Molson's vision to become and remain one of the best performing brewers in the world, as measured by shareholder returns, flows from five main objectives:

1. **Grow operating profit by 14.5% annually**
2. **Grow market share annually**
3. **Grow volume 4% to 5% annually**
4. **Organizational renewal**
5. **Improve quality**

In other words, the key for success as a global brewer is to manage costs efficiently, to position brands for profitable growth and to ensure resources and processes are in place to support the growth. This strategy is the foundation and the recipe for delivering profitable growth which leads to shareholder value creation.

In Canada, with the planned $150 million cost savings project well on its way to completion, the Corporation raised the bar again this year by launching a new $100 million cost reduction program. The potential for efficiency gains in the operations in Canada remains considerable as the findings of a global brewing benchmarking study identified significant opportunities. In Brazil, the potential for lowering costs is also sizeable. On the one hand, important synergies arise from the merger of Bavaria and Kaiser and on the other hand, many of the same efficiency opportunities presented by the operations in Canada three years ago are ready to be tapped.

The historical industry growth of only 1% in Canada is a major challenge for long-term shareholder value growth but this restriction was resolved over the last year. A key area for growth is the United States import market, which exceeds the overall Canadian beer market in size and grows at a rate of approximately 10% per year. After regaining control of Molson brands in the United States last year, the focus was placed this year on building the marketing, selling and distribution infrastructure required to succeed in this high growth, highly profitable segment.

Considerable efforts researching select international markets and growth opportunities highlighted Brazil as the most desirable area for international expansion. Brazil has a growth rate almost five times that of Canada and a size soon rivaling that of third place Germany. By acquiring Kaiser and eventually combining the operations with Bavaria, Molson firmly positioned itself as the second largest brewer in Brazil, increasing its market share from 3.1% to 17.8% and volume from 3 to close to 15 million hectolitres of beer annually. In addition to the efficiency opportunities mentioned earlier, Molson's Brazilian operations show strong potential for revenue growth through volume and pricing increases as well as regional brand development. The plans for the Brazilian operations showcase that in executing its international strategy, Molson is focusing on profitable growth.

Acknowledgements

Once again, the drive and commitment of Molson employees made possible the year's accomplishments. The Corporation wishes to extend its gratitude to employees throughout the organization for contributing to the success of each division and function. The strong competitive spirit is the fuel for bringing to life Molson's vision of being one of the best performing global brewers.

Molson would also like to acknowledge the guidance and support received from the members of the Board of Directors during what can rightly be termed a strategic year for the Corporation. Special thanks are due to a director who retired from the Board: Mr. Jean Béliveau, whose contribution is highly valued. Three new directors will be welcomed to the Board at this year's annual meeting: Mr. Luiz Otávio P. Gonçalves, the founder and Chief Executive Officer of Cervejarias Kaiser S.A., Mr. Robert A. Ingram, the Chief Operating Officer and President of the Pharmaceutical Operation of GlaxoSmithKline plc and Mr. David P. O'Brien, who is the Chairman of EnCana Corporation.

The strategy in Canada is now well established, which will enable management to focus on the U.S. performance and to drive significant advancement in Brazil.

Eric H. Molson, *Chairman of the Board*

Daniel J. O'Neill, *President and Chief Executive Officer*

Building

Sustainable Shareholder Value


1
2
3
4

Molson outperformed all major brewers for the second consecutive year with a 60.5% increase in total shareholder value.

Molson remains focused on the five key drivers of sustainable shareholder value which were implemented in June of 1999:

- grow operating profit by 14.5% annually
- grow market share annually
- grow volume by 4% to 5% annually
- organizational renewal
- improve quality

Molson continued to deliver on all five of these drivers in fiscal 2002.

The challenge of long-term shareholder value creation was enhanced in fiscal 2002 by addressing profitable growth. The three growth platforms identified are:

- in Canada, specific regional growth and improved distribution through the Liquor Control Board of Ontario (LCBO)
- improving Molson's performance in the United States
- the acquisition of Kaiser, the number two brewer in Brazil

Molson's vision is clear: to remain one of the top performing brewers in the world, as measured by returns to shareholders.


$425.7 → 14.5%
$371.8
$302.1
$264.0
Comparable EBIT
(Dollars in millions)
2000
2001
2002
2003
Target

The growth of operating profit over the last three years was driven by aggressive cost savings with small levels of growth. This focus will continue, along with increased contribution from profitable growth initiatives now in place. The growth initiatives will augment the cost savings.

12.3%

14.5%

1 Grow Operating Profit

Profitable Growth

During the past three years, Molson delivered strong operating performance with twelve quarters of double-digit comparable EBIT growth. In fiscal 2002 EBIT growth reached 23%, higher than the corporate commitment of 14.5% annual EBIT growth.

Cost Savings

Project 100, a three-year commitment to deliver $100 million in cost savings which increased to Project 150 during fiscal 2002, remains a major focus area for the Corporation. Thinking smarter, acting smarter and raising performance targets clearly positioned Molson to deliver the $150 million goal by the end of next year. Procurement costs were reduced by $25.3 million by lowering materials costs such as packaging and brewing ingredients through better supplier management. Capacity utilization costs were reduced by $14.5 million by eliminating excess capacity and improving brewery asset utilization. Distribution costs were reduced by $7.1 million through an increase in asset utilization and productivity and the integration of supply chains to leverage volume. Organizational costs were reduced by $4.8 million through restructuring and aligning information technology costs with industry standards.

Demonstrating the commitment to continue to improve and never to be satisfied with current performance, Molson announced, on March 1, 2002, the launch of a second cost savings program aimed at delivering $100 million in additional reductions over and above the current $150 million estimate. As part of the new three-year program, cost savings will be delivered primarily in the areas of manufacturing and procurement. The emphasis will be on attaining global brewing standards as a major driver for improvement, representing half of the $100 million in identified cost savings. The program will provide Molson with the competitive cost structure needed to compete globally and to approach the best in class worldwide.

Alignment of Shareholder and Employee Interests

Molson remains committed to the alignment of shareholder and employee interests. In every aspect of the business, employees are encouraged to think and act like shareholders and compensation is tied directly to performance. The Molson Employee Share Ownership Plan makes employees owners of the Corporation and promotes "shareholder thinking". As well, Molson continues to implement shareholding requirements for senior operating management and a stock option program for 221 members of management, further solidifying the alignment of shareholder and employee interests and the Corporation's commitment to delivering profitable growth.

Economic Value Added

Molson's Economic Value Added program (EVA®), introduced in 1999, continues to be an important means of closely linking shareholder and employee interests. EVA measures a company's net operating profit after taxes, minus the cost of capital used to generate these earnings. It embraces value-creating initiatives and encourages profitable growth. For Molson, EVA adds discipline to the way the Corporation makes financial decisions and encourages employees to make value-based decisions. Molson's EVA compensation system rewards employees based on individual contribution to maximizing the use of capital, further linking employee wealth to shareholder wealth.


CANADIAN
MOLSON
EXPORT
MOLSON
DRY
RICKARD'S
RED
Heineken
LIGHT



Grow Market Share

Market share growth for Molson is centred around three strategic growth initiatives:

- the success of the core brand portfolio in Canada
- capitalizing on growth opportunities in the United States
- pursuing growth in Brazil

Canada

Molson's total market share grew for only the second time in ten years and twice in the last three years. Share growth of the core strategic brands is essential to the future success of the Corporation. The strategic brands grew for the third consecutive year strengthening the overall market performance of the Corporation.

Molson Canadian, Molson Dry, Molson Export, Rickard's, Coors Light, Heineken and Corona continue to represent the greatest potential for future domestic growth. All aspects of Molson's business, including marketing, sales and manufacturing are focused on these brands to fully exploit growth opportunities in Canada. Additional efforts are placed on regional markets such as Manitoba and the Maritimes to maximize the inherent growth potential in these key regional markets.

Additionally, emphasis will be placed on beer sales through the LCBO. Current share of this distribution channel stands at 38%, well below the average national share. To capture this potential, a sales team was put in place.

United States

The market for import beer in the United States is slightly larger than the entire Canadian beer market and grows at a rate of about 10% per year, representing a crucial growth opportunity for the Molson brands in the United States. In August 2001, David Perkins was appointed President of Molson USA, bringing experienced leadership and creativity to the task of returning to one of the top five import brands in the United States. The Molson USA leadership team further evolved with the appointment of Steve Breen as Vice President of Marketing, Vincent Prattico as Vice President of Sales and Brian Erhardt as Director of Supply Chain.

The team was supplemented with fully leveraged Coors sales and distribution networks, a benefit of the new Coors partnership agreement signed last fiscal year to sell and distribute the Molson brands in the United States. Logistical


BRAZIL
BOLIVIA
PLANALTO DO MATO GROSSO
Brasília
Goiânia
Rio de Janeiro
São Paulo


MOLSON DRY
MOLSON EXPORT
Ex


MARK


Kaiser


48.8%
48.1%
47.1%
46.5%
45.8%
45.1%
45.0%
45.1%
45.0%
45.1%
Market share in Canada
93 94 95 96 97 98 99 00 01 02



enhancements were made in the form of more effective distribution centres and a stronger logistics team. All these elements combine to improve the outlook for Molson in the United States. The initial results of the new team are positive with year-over-year growth for the last quarter of the fiscal year. This marked the first quarterly growth in many years. Molson Canadian Light experienced spectacular growth and was one of the fastest growing import brands in the United States in fiscal 2002.

Brazil

Brazil continued to be the main target of Molson's international growth strategy in fiscal 2002. Expected to surpass Germany by 2007 as the third largest beer market in the world, Brazil has an eight-year average growth rate of more than 7% and 84 million hectolitres of production annually. To exploit this tremendous growth opportunity, Molson acquired Kaiser in March 2002, the second largest brewer in Brazil. The Kaiser acquisition increased Molson's market share in Brazil from 3.1% to 17.8 %, firmly positioning Molson as the second largest brewer in Brazil. As part of the transaction, Molson will eventually combine Bavaria operations with Kaiser to realize efficiencies. Also, Heineken acquired 20% of Molson's operations in Brazil. The agreement with Heineken includes the extension of the distribution agreement in Canada for a period of 10 years and a new licensing agreement for the Heineken brand in Brazil.

Kaiser is the world's 13th single largest beer brand. The Kaiser acquisition, combined with the Corporation's purchase of Bavaria in December 2000, provides Molson the scale it needs to become a true global brewer. The newly acquired volume moved Molson from the 22nd largest brewer to the 13th largest in the world.

2000	2001	**2002**	2002 Pro forma*
11.5	11.7	**14.3**	26.3

Volume
(Hectolitres in millions)
**Including Kaiser volume for a full year.*

- Canada
- United States
- Brazil


SEMPRE VAI BEM
Kaiser



3 Grow Volume

Molson remains committed to increase volume 4% to 5% annually as a key driver for creating sustainable shareholder value. Much like the Corporation's goal to increase market share, Molson identified three areas for achieving volume growth targets:

- maximizing organic growth opportunities in Canada
- capitalizing on the growth potential in the United States
- focusing internationally on the Brazil market

Canada

Molson identified three regional markets where share is well below the national average and is investing to improve share performance in these regions. The recent success in two of the underdeveloped markets provided confidence that the disciplined process implemented is working and will be expanded. The regional wins will contribute to the overall annual volume growth targets. Enhanced distribution through the LCBO channel will be another contributor to volume growth in Canada by filling distribution voids and by improving shelf position, product listings, as well as sales coverage.

United States

The United States import segment is slightly larger than the total Canadian market of approximately 20 million hectolitres, with an estimated profit pool of $1.5 billion. The segment grew approximately 10% annually for the last five years, while Molson volume declined. Molson has to become a player!

The Corporation's repurchase of the Molson brands last fiscal year set the stage to perform. While sales dropped by more than 50% since peaking in fiscal 1995, Molson is now set for growth in fiscal 2003.

Brazil

The Brazilian market is over four times larger than Canada's at approximately 84 million hectolitres and is estimated to grow at 5% to 6% per annum. Molson's purchase of Brazil's second largest beer brand, Kaiser, combined with the purchase of Bavaria last fiscal year, position Molson as the number two brewer in one of the world's top beer markets. Molson benefits from the extensive distribution network of Coca-Cola. Coca-Cola and its distributors operate a delivery system that reaches one million points-of-sale in Brazil, providing a significant opportunity to grow volume through distribution. A regional growth program similar to the one implemented in Canada will be put in place to take advantage of the significant opportunities in underdeveloped markets.

Daniel J. O'Neill
President and
Chief Executive Officer

Robert Coallier
Executive Vice President
and Chief Financial Officer

Bernard Cormier
Senior Vice President,
Human Resources

Marie Giguère
Senior Vice President, Chief
Legal Officer and Secretary

Patrick L. Kelley
Senior Vice President,
International Brewing Strategy

Gregory L. Wade
Senior Vice President,
Quality Brewing

Raynald H. Doin
President,
Québec/Atlantic Region

Michael S. Downey
President,
Ontario/West Region

David Perkins
President,
Molson USA

F. Miguel Alarcon
President,
Cervejarias Kaiser

Augusto César Parada
Vice President, Operations
Cervejarias Kaiser

Ricardo de A. Mayer
Vice President, Sales Processes
Cervejarias Kaiser

As the Corporation strives to remain one of the top performing brewers in the world, Molson recognizes that the knowledge and expertise of the employees fuel that drive. Molson employees in Canada, the United States and Brazil are committed to the Molson brands, to improving processes and efficiencies and to creating sustainable shareholder value.
The employees are the key to Molson succeeding as a global brewer.





4. Organizational Renewal

Core Competencies

Molson's core competencies, which were introduced in fiscal 2001, continue to contribute to the overall effectiveness of the Corporation. Employees are encouraged to incorporate these competencies into all aspects of job functions:

- deliver on commitments
- make informed decisions
- demonstrate energetic leadership
- understand and execute against corporate strategy

Daily, Molson employees live out these competencies on the job and are rewarded for outstanding achievements. Molson's core competencies are central to delivering consistently on commitments and are a critical competitive edge as the Corporation expands outside Canada.

Planning for the Future

Strategic emphasis is placed on employee development and succession planning. Senior leaders within the Corporation will be spending more time on developing the next generation of leaders so that Molson is well positioned to deliver on commitments well into the future. Greater focus is placed on providing leaders with significant job challenges, support and feedback through Molson's succession planning and performance management programs. The acquisition of Kaiser and Bavaria in Brazil strengthened the leadership talent pool and will continue to develop future talent internationally.

Cost Savings Programs

Molson employees played a significant role in realizing the goals set out in Molson's $150 million cost savings program and are equally important in achieving future cost reduction targets of $100 million. Strategic investments in technology will be supported by significant training and employee involvement. Molson is implementing work design and practices that support greater employee involvement in achieving world-class results. The Corporation is also working with unions representing its employees to create work environments that are among the best and most efficient in the world. Also, Molson staffed senior positions in operations, logistics and quality with strong leaders to help achieve cost reduction goals.

Leveraging International Talent

In Kaiser, Molson acquired a company with significant leadership and technical talent. The Kaiser acquisition represents career opportunities for Brazilian leaders, as well as more opportunities for talented Canadian leaders. As Molson shifts from a Canadian brewer to a global brewer, it will fully leverage domestic and international talent to be truly world class. Local and regional talent have the autonomy to develop and execute initiatives that make sense in respective markets, while synergies are identified and best practices are applied globally. Molson employees around the world are constantly driving forward as one company, with the common goal to deliver on commitments.

The Brewing Process


Malt
Hops
Pure water (filtered)
Hot wort tank
Wort cooler
Kegging
Visual inspection
Malt mill
Wort
Bottling
Canning
By-products
Kettle
Labelling
Aging
Visual inspection
Recovered yeast
Spent grains
MOLSON



Improve Quality

To compete successfully in a global market, Molson must be able to produce the highest quality product as efficiently as the largest brewers in the world. Molson introduced three new areas of concentration in fiscal 2002 to ensure achievement of standards required to improve competitiveness.

The Quality Strategy

Molson embarked on a strategy to manage quality in three main areas during fiscal 2002. A supplier quality management program was established to monitor the quality of ingredients supplied to Molson and to reward suppliers who consistently provided high quality products. The second area involved the overall quality of the production processes. All production processes were re-evaluated to enhance effectiveness in turning quality ingredients into quality beer. The final quality management initiative was a review of consumer satisfaction measures. The toll free 1-800-MOLSON1 consumer line is now managed by the Quality Brewing unit, which uses the feedback received from consumers to continually improve the quality of Molson products. Resources were also deployed across the country to test the quality of Molson products as measured by consumers.

Global Benchmarking

Molson completed an intensive five-month global benchmarking study in December 2001 to measure the Corporation's performance against other brewers around the world. The study measured performance in the areas of packaging line productivity, maintenance costs, utilities consumption and product shrinkage. Molson was compared to eight other global brewers and Molson representatives visited more than twenty manufacturing facilities worldwide as part of the study.

The results of the study identified a number of areas for cost savings that will help Molson close the gap relative to the best in its class from around the world. The study concluded that:

- $18 million could be saved by reducing maintenance costs
- $14 million by improving bottling line productivity
- $9 million each by lowering utilities consumption and reducing shrinkage

In total, the study identified $50 million in additional cost savings, which Molson will pursue aggressively in coming fiscal years.






Since
1903
ALE
Depuis
1903
BIÈRE
MOLSON
EXPORT



ıipment that will be installed at the new
tling line in the Toronto brewery

ginning the quest towards global brewing
ıchmarking: ground was broken in February 2002
the construction of the new bottling facility



Capacity Utilization

Following an extensive assessment of capacity utilization in Western Canada, Molson decided to close the Regina brewery. While the decision was a difficult one to make, it was a necessary step in strengthening Molson's national network and remaining competitive as a global brewer. To accommodate the volume transferred from the Regina brewery, a new world-class can line was installed in the Vancouver brewery and bottling line upgrades were made to the Edmonton brewery.

To further enhance Molson's ability to compete against the world's best brewers, the Corporation announced a $34.8 million investment in the Toronto brewery. The investment was the first phase of Molson's $100 million capital plan and will upgrade the brewery with a state-of-the-art packaging line, improved technology and a work environment that rivals the best brewers in the world. The new line is expected to more than double productivity and reduce shrinkage. Construction of the new facility began in February 2002 and it is expected to be fully operational by January 2003.


I AM.

National Marketing Overview

Throughout fiscal 2002, Molson's strategic marketing efforts remained focused on the core brand portfolio – Molson Canadian, Molson Dry, Molson Export, Rickard's, Coors Light, Corona and Heineken. Molson continued to concentrate marketing spending and resources on these brands, which represent the key to Molson's long-term success in Canada.

Marketing and Advertising

For the third consecutive year, Molson thoroughly tested all advertising and promotional concepts to ensure communication effectiveness before reaching consumers. Many of the same, historically successful advertising campaigns continued into fiscal 2002, all of which leverage the intrinsic value of each brand. In addition, the same rigour applied to the creative and testing processes was applied to advertising efforts in the United States and Brazil. Molson is constantly identifying ways to maximize knowledge and expertise developed in Canada and finding synergies between markets.

Building on the success of the pride-evoking *I Am Canadian* advertising campaign, Molson introduced a new Canadian campaign to the markets in Canada and the United States in fiscal 2002. The advertisement featured a young man who is determined to get a case of Molson Canadian no matter how far he has to go. It represents the evolution of the *I Am Canadian* campaign to communicate more effectively all three of Molson Canadian's key qualities: ubiquity, sociability and quality. The three qualities build toward the overall brand strategy that stands for Canadian pride. The *Myles* commercial delivered a strong quality message. While the creative for the advertisement was developed in Canada, it proved equally appropriate for the United States market. The spot showed that anyone is willing to walk a long way for a high quality Molson Canadian, no matter which side of the border they are on.

The new advertisement campaign, combined with an aggressive sales approach and marketing initiatives, will help to renew Molson Canadian's growth across the country. The brand was under intense pressure from the super premium and light segments in fiscal 2002. Molson's super premium and light brands – Heineken, Corona, Miller Genuine Draft, Rickard's, Coors Light and Canadian Light – experienced tremendous growth in fiscal 2002, exploiting the significant growth opportunities that continue to exist in Canada in these two segments. The Canadian Light test market commenced in British Columbia and Alberta with solid early results. The test market will be expanded to North East Ontario in fiscal 2003.

The Rickard's success story continues. The Rickard's brand portfolio grew by 0.2 share points during fiscal 2002. Following the successful introduction of Rickard's Gold in fiscal 2001, a new member was welcomed to the Rickard's family in fiscal 2002. Rickard's Pale, reminiscent of traditional India Pale Ales, but with a smoother, less hoppy finish, is the ideal complement to the distinctive Rickard's Red and the robust Rickard's Gold. Rickard's Pale was featured prominently in the *A Shade Different* outdoor advertising campaign, which was successfully introduced last fiscal year. The expanded Rickard's portfolio will allow Molson to exploit even more successfully the tremendous growth opportunities in the super premium segment in Canada.

To capitalize on the growth potential in the Maritimes and to reverse the ten year decline of Molson in Manitoba, adjustments were made to the existing marketing strategy and sales approach to be more targeted and adapted to local differences in both markets. Improved results were immediate. For the first time in a decade, Molson grew share marginally in Manitoba and increased share for a second consecutive year in the Maritimes.


CANADA


MOLSON
DRY


MOLSON
EXPORT


RICKARD'S
RED



Innovative marketing initiatives and high impact advertising programs are closely linked to Molson's involvement in sports and entertainment properties, which give Molson a unique opportunity to reach consumers in ways that are meaningful and enjoyable to them. Molson knows that sports and music are an important part of beer drinkers' lives, which is why Molson invests heavily in sports and entertainment. These activities enable Molson to get closer to its consumers. The Corporation values its involvement in sports and entertainment and continuously reviews its properties to ensure they are relevant to young beer drinkers, effective in building brand loyalty and future growth.

To tap into the growing popularity of house parties and increased demand for product during peak seasons, Molson introduced an innovative packaging concept to the Québec market during the Christmas and Easter holiday seasons in fiscal 2002. The five litre party keg "Bubba" was made available to consumers in Molson Dry, Molson Export and Rickard's brands. Purchased at local beer retailers, the five litre party keg packaging design utilizes the force of gravity to pour beer out of a spout at the bottom of the keg. Sales of the party keg were brisk and Molson hopes to roll out the concept to other markets in the future.

Previously called Molstar, Molson Sports and Entertainment evolved in fiscal 2002 to become more closely integrated with the brewery. Now everything Molson Sports and Entertainment produces is being sponsored by a Molson brand. Molson Sports and Entertainment is now better positioned to bring added value to Molson consumers by producing events that are meaningful and that are closely linked to favourite Molson brands. Molson Sports and Entertainment produced more than 800 hours of television programming this year, including 210 National Hockey League (NHL) games, the Molson Indy in Toronto and Vancouver, a Molson Canadian Snow Jam special and 29 National Lacrosse League games.

Molson and Sports

Molson's involvement in professional sports continued on a number of levels in fiscal 2002. Molson became the official sponsor of the Montréal Expos and continued its involvement with the National Basketball Association and the Canadian Football League, including title sponsorship of the 2001 Grey Cup game in Montréal.

For fans in Canada, Molson and hockey are synonymous. Molson has been involved with Canada's favourite pastime for more than 50 years and is committed to hockey in communities from coast to coast.

Molson enjoys an unparalleled network of relationships with hundreds of teams and leagues across the country – from every NHL club in Canada and the men's and women's national teams, to adult recreational and community hockey clubs throughout Canada. Molson's involvement with hockey is more comprehensive, community-oriented, fan-friendly and locally focused than ever before.

Molson is proud of its involvement with hockey at the grassroots and developmental level and is committed to helping hockey players grow and develop, ensuring that hockey continues to thrive in Canada. Molson strengthened its commitment to hockey by broadcasting more games, introducing more consumer-focused programs and offering more support to amateur and recreational hockey.

Molson has sponsorship agreements with all six Canadian NHL teams and continued to strengthen its commitment to professional hockey. Molson remains the title sponsor of national NHL French broadcasts and of local team broadcasts across Canada.

Molson sponsored and supported the Canadian Hockey Association since 1997, which includes men's national, women's national and junior national teams.

Molson continues its commitment to junior hockey through its support of the Canadian Hockey League, which includes

Thank-you note from a member of the women's national hockey team



the Ontario, Western and Québec major junior hockey leagues. Molson also sponsors the Memorial Cup finals each year.

Molson created numerous enhanced hockey fan experiences such as the Molson Canadian Best Seats in the House, Molson Canadian Hockey Fantasy Camps and the Molson Export and Molson Canadian Fan Zones. These initiatives help Molson connect with fans by providing them with an exciting and interactive hockey experience.

The Olympic Gold

In keeping with the Corporation's deeply rooted commitment to develop Canada's national sport, Molson announced, in December 2001, a unique donation designed to help boost Canada's national men's and women's hockey teams at the Winter Olympics in Salt Lake City. The *Molson Million for Gold* was a $1 million incentive to inspire Canada's national hockey teams to bring home gold medals.

Nothing could have made Molson prouder than to watch, along with the rest of Canada, the momentous wins of both the men's and women's teams in Salt Lake City. Molson provided $275,000 in advance of the games to the women's team to help cover daily costs, improve training and help bring some of the athletes' families to see the team compete at the Olympics. An additional $500,000 was donated to



Montréal Canadiens' goaltender José Théodore accepts the Molson Export Cup


IMPECCABLE TASTE
RICKARD'S
A SHADE DIFFERENT

the women's team and coaching staff following the exciting win. The men's team will receive $500,000 to support hockey development programs across Canada. Thank-you letters from the team expressed deep gratitude to Molson and its shareholders.

The *Molson Million for Gold* donation was complemented by a promotional campaign aimed at sharing the exciting build-up to the Olympics and celebrating the thrilling wins with consumers. Free collector t-shirts were available as in-case promotions, a series of memorable TV ads poked fun at opposing teams, designer cans were issued to commemorate past wins and a gold can was created to celebrate the men's and women's teams' victories in Salt Lake City.

Molson also significantly expanded its involvement in lacrosse across the country. Molson added the Montréal Express, Vancouver Ravens and the Calgary Roughnecks to its list of sponsored professional lacrosse teams, making Molson the sponsor in all Canadian lacrosse cities. Molson Sports and Entertainment also produces all lacrosse games broadcast in Canada. Fans across the country are discovering this young, dynamic sport and its popularity is growing rapidly. Lacrosse's surging popularity saw participation increase 30% each year over the last three years. It is a sport that clearly reflects the brands that sponsor it, namely Export and Canadian, by providing Molson with an opportunity to connect with lacrosse fans in a relevant way.

Molson Canadian Snow Jam enjoyed its most successful year ever in fiscal 2002. More than 340,000 participants experienced the ultimate in snowboarding, freestyle skiing and leading edge music. Fans in Vancouver, Calgary, Toronto, Ottawa, Halifax, Detroit and Buffalo watched pro athletes compete on massive ramp structures created with more than 100 tons of snow, all set against the backdrop of the hottest bands and DJs performing on the Molson Canadian Stage. Snow Jam is an example of one of Molson's fully integrated marketing programs. The event is sponsored by Molson Canadian, the talent is secured by House of Blues and the event is produced by Molson Sports and Entertainment. The wildly successful program will be brought to even more Canadian and U.S. cities next year.

Molson and Motorsports

Racing fans continued to experience the sights, sounds and sizzle of the Molson Indy in record numbers. The Molson Indy in Toronto and Vancouver set another all-time high combined attendance record in 2001, with nearly 330,000 fans turning out to catch the excitement. One of Canada's largest annual sporting events, the Molson Indy continues to thrill fans and help Molson connect with consumers.

The Molson Indy is not just about the race. True to Molson's commitment to the communities it serves, a series of events in the weeks leading up to each race allow Molson the opportunity to give something back to the cities that have supported the Molson Indy for so long. Molson works with the communities on events that raise awareness and funds dozens of charities. At the races, a number of events and entertainment activities are staged to give fans a more complete Molson Indy experience. Driver autograph sessions, street parties and live music combine with high-speed race action to give fans reason to celebrate.

In addition to the Molson Indy, Molson also brings racing to fans outside of large urban centres. The Grand Prix of Trois Rivières, Québec, has been an honoured racing tradition in the city for many years. Although Molson has been involved with the Grand Prix since 1987, the event was sponsored by Molson Dry for the first time in fiscal 2002, leveraging the brand's popularity in the province. The three-day racing event drew more than 100,000 people in August 2001 and continues to grow each year.

Molson also gave speedboat-racing fans something to cheer about with its ongoing sponsorship of the Valleyfield Regatta in Valleyfield, Québec. Molson enjoys a longstanding relationship with the


ANADIAN I AM. CANADIAN CAN
CANADIAN

Regatta, having been a sponsor since 1942. Over the years, the event has grown significantly in popularity. Nearly 150,000 people gathered in July 2001 to watch top speedboat racers thunder through the waters off Valleyfield's shore.

Molson and Music

Molson's involvement in music presents an opportunity to bring to fans across the country the music they want to hear. From the standpoint of both event production and venue ownership, Molson's involvement in music allows the Corporation to reach consumers in a way that is relevant and meaningful to them. More than half of Molson's consumers indicate that listening to music is one of the most frequently performed activities. So, Molson recognizes the significance of being involved in what is important to its consumers, much like Molson's involvement in sports.

Molson continues to benefit from its involvement in House of Blues Concerts Canada, a successful partnership Molson enjoys with House of Blues Concerts Ltd. House of Blues Concerts Canada produced 885 shows in calendar 2001, drawing nearly 1,790,000 fans to exciting events across Canada.

Molson threw a huge Canada Day bash as part of a coast-to-coast salute to local musicians. Molson Canadian hosted ten Canada Day birthday parties across the country, featuring the talents of Big Sugar, Wide Mouth Mason, Chantal Kreviazuk, Colin James, Great Big Sea and others. A total of 265,000 fans gathered at the Molson Canadian Big Birthday Party to celebrate Canada and great Canadian music.

In fiscal 2002, Molson brought back the historically successful Blind Date promotion, which has been a Molson trademark for a number of years. The Molson Canadian sponsored event featured a one-time intimate performance by Weezer in Toronto with 1,500 fans in attendance.

In Québec, Molson is proud to sponsor a number of music festivals, including Molson Dry's Festival d'Été à Québec and Woodstock en Beauce, which brings together fans from across the province and strengthens Molson Dry's popularity with consumers. Festival d'Été is a popular ten-day festival featuring French-speaking artists from around the world. More than 400,000 people celebrated the love of music at a variety of venues in Québec City in the summer of 2001. Molson has been involved with Woodstock en Beauce since 1997. The four-day, open air event drew more than 55,000 fans to Beauce in June 2001. Molson also continued its sponsorship of Edgefest and the Vans Warped Tour in fiscal 2002. Both intimate events took place in Montréal and entertained close to 20,000 fans.


MOLSON
DRY
EXTRA-SEC · DRY BREW
MOLSON
DRY

Sports and Entertainment

Molson is committed to remain the single largest sponsor of the Montréal Canadiens and is dedicated to supporting the team.

On July 25, 2001, Molson completed the previously announced sale of 100% of the Molson Centre and 80.1% of the Montréal Canadiens to a group led by George Gillett, Jr. Under his leadership, the team showed great improvement in performance and much progress was realized in enhancing the Molson Centre experience for fans.

Molson further announced on February 26, 2002 its decision to help the Montréal Canadiens increase revenues significantly by releasing the naming rights for the Molson Centre. Molson relinquished the naming rights so that Bell Canada, an existing sponsor of the Molson Centre, could be brought on board for an additional $100 million in corporate sponsorship and increase its commitment to the Canadiens.

The naming rights will be transferred on September 2, 2002 to coincide with the start of the next hockey season. In addition to owning 19.9% of the Montréal Canadiens, as the team's largest single sponsor, Molson is committing $150 million which will include on-ice advertising, signage in the arena, sponsorships, pouring rights, as well as venue and broadcasting agreements. Molson will be more present than ever inside the arena.

George Gillett and Molson share an intense drive to strengthen the team's tradition as the franchise with the most championship wins in hockey history and one of the few genuine sports dynasties. Unwaveringly committed to the Canadiens, the owners realize that major corporate sponsorships are vital to a team's success in these competitive times. Bringing a 25th Stanley Cup to Montréal is a primary goal and securing an additional $100 million sponsor who shares that goal will bring the team one step closer to making it a reality.


CCM
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CCM

Montréal Canadiens' captain Saku Koivu completes his miraculous comeback

Molson and the Community

Founded in 1786, Molson fostered a tradition of giving back to the community; a tradition firmly established by John Molson himself. Over the years, this commitment to community has become woven into the cultural fabric of the Corporation and the values of every employee. Molson remained true to the philosophy of its founder, building on his commitment to play a role and give something back to every community it serves. While Molson does this through a variety of initiatives that help build consumer loyalty and establish the Molson presence in communities across Canada, the Corporation's community investment strategy is based mainly on three initiatives that demonstrate the Corporation's long-term commitment to the communities it serves.

Local Heroes

Born out of Molson's deep roots in communities throughout Canada, Molson's Local Heroes community investment program allows Molson employees the opportunity to play a part in advocating participation in sports and fitness activities in communities where they live and work. Since the program was first introduced in 1998, Molson employees have been connecting with volunteers at the grassroots level to rally community spirit and revitalize neighbourhood recreational facilities across Canada. The program provides funding up to $5,000 to repair, refurbish and rejuvenate sports and recreational facilities in every corner of the country. Since its inception, Local Heroes provided more than $2 million in funding to approximately 2,000 projects, working with tens of thousands of volunteers to help make communities even better.

During fiscal 2002, 626 projects were completed, involving thousands of community volunteers and Molson employees. They worked side-by-side to rebuild skateboard, in-line skating and bike ramps, upgrade basketball courts and baseball diamonds, renovate community arenas and improve walking trails. The Local Heroes program held special meaning, as it coincided with the 2001 International Year of Volunteers. Last year more than ever, Local Heroes helped the spirit of volunteerism thrive in Canada. Moving into its fifth year, Molson will team up with even more communities across Canada, as it continues to foster community spirit and build consumer loyalty at the grassroots level.

Responsible Use

Molson believes that it must take responsibility for the products it sells – a responsibility the Corporation takes very seriously. That is why for more than a decade, the *Don't Drink and Drive* responsible use campaign has been the foundation of Molson's community involvement strategy and why Molson has been committed to promoting responsible drinking longer than any other company in Canada.

Launched in 1989, Molson's responsible use program is a national campaign that promotes the responsible use of and attitude towards alcohol and drinking. To promote the responsible use message, Molson implements a number of programs ranging from television, print and outdoor advertising to specific regional initiatives and the message is promoted at all Molson-sponsored events. Molson formed a partnership with Taxiguy Inc. in January of 1999 that would help bring 1-888-TAXIGUY to life. Through Taxiguy's one, easy-to-remember, toll-free phone number, people are able to get a taxicab in select cities across Canada. As founding sponsor, Molson supports the program through its national responsible use campaign. Taxiguy is one more alternative that helps people *Plan Ahead. Don't Drink and Drive.*

Within the brewing industry, Molson is a sponsor of cooperative programs that promote public awareness of responsible use and research on traffic safety. These programs, run by groups such as the Brewers Association of Canada, Brewers of Ontario, the Québec Brewers Association and The Beer Store, complement the


PLAN AHEAD
DON'T DRINK AND DRIVE

CALL 1-888-TAXIGUY™

MOLSON


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1786

MOLSON

Local Heroes®


MOLSON
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The Molson Donations Fund

Molson Don't Drink and Drive message. Working in conjunction with a number of other organizations and partners, Molson brings timely, educational and targeted programs to people across the country. Working with employees, social groups, police and health care professionals, the Corporation will continue to ensure the responsible use message is heard.

Molson Donations Fund

Since 1973, Molson has supported community projects and charitable organizations across Canada through the Molson Donations Fund (MDF). MDF's goal has always been to raise awareness of important issues and make a difference in communities where Molson's roots are deepest. MDF is active at both a national and regional level across Canada to help Molson keep in touch with specific community needs and ensure that funds are allocated where the need for support is greatest. During fiscal 2002, MDF donated approximately $1.5 million to a variety of programs within the charitable sector across the country.

MDF continues to build on its partnership with Frontier College, Canada's oldest literacy organization. During fiscal 2002, MDF donated $30,000 to support Frontier College's highly successful Students for Literacy Program. Students for Literacy recruits, trains and supervises university students as volunteer tutors for local adults and children. MDF and Frontier College have worked together since the Students for Literacy Program began nine years ago. Since then, the Program grew to a nation-wide movement of literacy volunteers at every university in the country. MDF will continue to provide support to Students for Literacy as part of a larger commitment to fund post-secondary education programs and literacy initiatives in communities across Canada.

MDF also contributed $50,000 to the Capital Health Region's Health Smart Solutions campaign. Funds raised by the campaign will help to provide quality health care in Alberta, including the construction of a much-needed Alzheimer's centre, the creation of a women's health program and the purchase of a CT scanner and digital imaging instruments. To date, the campaign raised more than $20 million.

A contribution of $5,000 was made to the Learning Associates of Montréal, a group affiliated with McGill University. Learning Associates helps people of all ages deal with learning disabilities, illiteracy and educational challenges. The organization provides a range of services in the greater Montréal area, including assistance to counselors who provide the interface between teachers and students. MDF's donation will contribute to two, ten-week pilot projects promoting effective learning habits and study skills.

MDF also assisted the Pembroke General Hospital Foundation with its Building for the Community Campaign to renovate and expand the hospital into a modern regional health centre. Improvements will include 20,000 square feet of renovations for Emergency Service Units, a new ten-bed Intensive Care Unit, a new 22-bed Inpatient Rehabilitation Program, the purchase of new technology equipment, as well as expanded diagnostic imaging and cardiorespiratory services.

As part of MDF, the Employee Matching Gifts Program was launched in 1993 to encourage and recognize employees involved in the community. The program matches donations to charitable organizations that employees choose to support, including the United Way, local Boy and Girl Scouts and SPCAs. MDF is pleased to add to the generosity of its employees through this program and contributed nearly $90,000 during fiscal 2002 in matching gifts.

02

Molson Inc. Financial Review

Molson Fiscal 2002 Highlights

- Net sales revenue up 13% to $2.1 billion
- Total volume up 21%; volume in Canada up 2.7%
- Core brands market share in Canada up 0.9%
- Market share in Canada up 0.1% to 45.1%
- Comparable operating profit (EBIT) up 23%
- Comparable net earnings from continuing operations up 37% to $194 million (i)
- Comparable net earnings per share from continuing operations up 36% to $1.62 per share
- Cash flow from continuing operations increased 26% to $292 million
- Cash flow per share from continuing operations increased 25% from $1.95 to $2.43 per share

(i) *Comparable net earnings exclude amortization of intangible assets of $29.9 million, net of tax, previously recorded in fiscal 2001, based on new accounting rules relating to intangible assets and a non-cash $15.0 million reduction in income tax expense recorded in the current year ($25.5 million last year) to reflect changes in enacted future income tax rates and excluding the after-tax provision for rationalization of $33.5 million recorded in the current year.*

Overview

In fiscal 2002, Molson continued to make considerable progress to achieve its vision of remaining one of the top performing brewers in the world. The Corporation continues to focus on cost reduction initiatives and the restructuring of its Canadian operations. In March 2002, Molson strengthened its position in the Brazilian market with the acquisition of Cervejarias Kaiser Brazil, S.A. ("Kaiser"), which has approximately 14.7% market share in one of the largest growing beer markets in the world. This acquisition, together with the fiscal 2001 acquisition of Bavaria S.A. ("Bavaria") which has approximately 3.1% market share, establishes Molson as the second largest brewer in Brazil. On April 17, 2002, Molson sold a 20% interest in its operations in Brazil to Heineken N.V. for US$218.3 million.

This section of the Annual Report contains management's analysis of the Corporation's results of operations and financial position for the year ended March 31, 2002 in comparison with the year ended March 31, 2001, and should be read in conjunction with the consolidated financial statements and accompanying notes. Unless otherwise indicated, all amounts are expressed in Canadian dollars.

$2,102.3
$1,857.1
$1,753.7

2000 2001 2002

Net sales
and other revenues
(Dollars in millions)

Financial Highlights

(Dollars in millions, except per share amounts)	**2002**	2001
Sales and other revenues *(i)*	**$2,830.8**	$2,483.4
Brewing excise and sales taxes	**728.5**	626.3
	$2,102.3	$1,857.1
Earnings before interest, income taxes, amortization and provision for rationalization	**$ 426.4**	$ 351.5
Provision for rationalization	**50.0**	–
Earnings before interest, income taxes and amortization (EBITDA)	**376.4**	351.5
Amortization of property, plant and equipment	**54.6**	49.4
Amortization of intangible assets	**–**	38.5
Earnings before interest and income taxes (EBIT)	**321.8**	263.6
Net interest expense	**65.5**	68.7
Income tax expense	**80.7**	57.7
Earnings from continuing operations	**175.6**	137.2
Earnings (loss) from discontinued operations	**2.0**	(3.3)
Net earnings	**$ 177.6**	$ 133.9
Basic net earnings (loss) per share		
Continuing operations	**$ 1.46**	$ 1.15
Discontinued operations	**0.02**	(0.03)
Total	**$ 1.48**	$ 1.12
Diluted net earnings (loss) per share		
Continuing operations	**$ 1.43**	$ 1.14
Discontinued operations	**0.02**	(0.03)
Total	**$ 1.45**	$ 1.11
Cash flow from continuing operations	**$ 292.3**	$ 232.0
Cash flow per share from continuing operations	**$ 2.43**	$ 1.95
Dividends per share	**$ 0.38**	$ 0.36
Outstanding shares (millions)	**127.7**	119.5
Weighted-average outstanding shares – basic (millions)	**120.1**	119.0
Weighted-average outstanding shares – diluted (millions)	**122.4**	120.5

(i) Results for fiscal 2002 include 100% of the operations of Kaiser for the period March 19, 2002 to March 31, 2002.

Net sales revenues for the year ended March 31, 2002 increased 13% to $2.1 billion. The increase is comprised of a 5% revenue increase in Molson's operations in Canada and the consolidation of Molson's Brazilian operations of Bavaria for the entire year and Kaiser since March 19, 2002. Total net sales revenues from operations in Brazil were $128 million in fiscal 2002 compared to $33 million last year. Brewing volume increased by 21% to 14.3 million hectolitres with volume in Canada representing 2.7% of that increase.

$1.62
$1.19
$0.94

Comparable net earnings per share

2000 2001 2002

Earnings from continuing operations for the year ended March 31, 2002 were $175.6 million or $1.46 per share, a 28% increase from $137.2 million for the same period last year. The current year's results include the benefit of a non-cash $15.0 million reduction in future tax liabilities resulting from the enactment of future tax rate reductions, with a comparable adjustment of $25.5 million last year. The current year's results also include a pre-tax charge for $50.0 million in relation to the previously announced closure in March 2002 of Molson's Regina brewery. In addition, in determining the results of the Corporation's current fiscal year, Molson has adopted the new Canadian Institute of Chartered Accountants ("CICA") accounting standard dealing with goodwill and other intangible assets. Under the new accounting standard, goodwill and other intangible assets are not amortized, but are tested for impairment at least annually as well as upon adoption of the new standard. The effect of this change in the current year is a $32.4 million increase in net earnings, or $0.27 per share. As a result, comparable net earnings from continuing operations for the year, excluding the Regina rationalization provision, intangible asset amortization and the tax rate reductions, increased 37% to $194.1 million or $1.62 per share compared to $141.6 million or $1.19 per share in fiscal 2001.

The table below shows Molson's comparable net earnings and earnings per share from continuing operations for the years ended March 31, 2002 and 2001.

	Net earnings for the year ended March 31		Net earnings per share for the year ended March 31	
(Dollars in millions, except per share amounts)	**2002**	2001	**2002**	2001
Net earnings from continuing operations including amortization of intangible assets (former basis)	**$143.2** *(i)*	$137.2	**$ 1.19** *(i)*	$ 1.15
After-tax adjustments to arrive at comparable net earnings:				
Provision for rationalization	**33.5**	–	**0.28**	–
Adjustment related to changes in enacted future tax rates	**(15.0)**	(25.5)	**(0.12)**	(0.21)
Comparable net earnings from continuing operations, including intangible asset amortization	**161.7**	111.7	**1.35**	0.94
Addback intangible asset amortization, net of tax *(ii)*	**32.4**	29.9	**0.27**	0.25
Comparable net earnings from continuing operations	**$194.1**	$141.6 *(iii)*	**$ 1.62**	$ 1.19 *(iii)*

(i) Represents results for the year ended March 31, 2002 had the Corporation continued to amortize goodwill and intangible assets instead of adopting the new accounting standard dealing with goodwill and other intangible assets.

(ii) In determining its results for the year ended March 31, 2002, the Corporation has adopted the new accounting standard dealing with goodwill and other intangible assets. Under the new standard, goodwill and other intangible assets are not amortized, but are tested for impairment at least annually as well as on adoption of the standard.

(iii) Represents results for the year ended March 31, 2001 excluding amortization of intangible assets and the impact of the fiscal 2001 tax rate reductions.

The increased comparable net earnings reflects the combined impact of improved efficiencies in manufacturing operations as well as reductions in manufacturing and other overhead costs, consumer price increases and higher volumes in Canada.

Amortization of property, plant and equipment for fiscal 2002 increased to $54.6 million, compared with $49.4 million last year mainly resulting from the full year impact of amortization expense of Bavaria's brewing facilities in Brazil offset in part by the closure of the Barrie brewery.


$426.4
$351.5
$321.1
Comparable
EBITDA
(Dollars in millions)
2000
2001
2002
$371.8
$302.1
$264.0
Comparable
EBIT
(Dollars in millions)
2000
2001
2002

Net interest expense for the year ended March 31, 2002 was $65.5 million, compared with $68.7 million for the prior fiscal year. The decrease reflects lower debt levels and a higher cash position resulting from the proceeds from the sale of the Corporation's Sports and Entertainment business.

The current year's provision for income taxes includes a $15.0 million reduction of future income tax liabilities which was recorded in the first quarter of this fiscal year, resulting from enactment of future tax rate reductions. The Corporation also recorded a similar adjustment in the amount of $25.5 million in the third quarter of last year. For the year ended March 31, 2002, the effective tax rate on earnings from continuing operations, excluding the impact of the $15.0 million adjustment and the provision for rationalization, was 36.6% compared with 39.3% last year reflecting reduced statutory tax rates. The prior year's comparable tax rate has been calculated excluding the amortization of intangible assets. Molson's effective tax rate on earnings from continuing operations in fiscal 2003 is expected to be similar to that in the current year.

Cash flow from continuing operations before working capital adjustments for the year ended March 31, 2002 was $292 million compared with $232 million for the previous year, an increase of $60 million or 26%. Cash flow per share from continuing operations for fiscal 2002 was $2.43, compared with $1.95 for the prior year.

Review of Operations

Molson's business operations consist of the ownership of 100% of Molson Canada; 100% of Kaiser and Bavaria; 49.9% of Coors Canada (proportionately consolidated) and a 50.1% interest in Molson USA, which markets and distributes the Molson brands in the United States (also proportionately consolidated). Results for the first nine months of fiscal 2001 also included our 24.95% equity share of a business which was responsible for the marketing and distribution of the Molson and Foster's brands in the United States. On April 17, 2002, after the close of the Corporation's fiscal year, Molson sold a 20% interest of its operations in Brazil to Heineken for US$218.3 million.

The following table contains a summary of the Corporation's financial results for fiscal 2002 with a comparison to fiscal 2001.

(Dollars in millions)	**2002**	2001
Sales and other revenues	**$2,830.8**	$2,483.4
Brewing excise and sales taxes	**728.5**	626.3
	$2,102.3	$1,857.1
Earnings before interest, income taxes, amortization and the undernoted	**$ 426.4**	$ 351.5
Amortization of property, plant and equipment	**54.6**	49.4
Amortization of intangible assets	**-**	38.5
Operating profit (EBIT) before the undernoted	**371.8**	263.6
Provision for rationalization	**50.0**	-
EBIT	**$ 321.8**	$ 263.6
Percentage change – EBIT before provision for rationalization and amortization of intangible assets	23.1%	


Molson volume: 14.3M hl
(Hectolitres in millions)
Canada 9.5
United States 1.8
Brazil 3.0

Sales Revenue and Operating Profit

The increase in sales and other revenues reflects the impact of price increases primarily in Canada, the consolidation of Kaiser and Bavaria's revenues since March 19, 2002 and December 21, 2000 respectively, and the Corporation's proportionate share of 50.1% of Molson USA's revenues from January 2, 2001.

Operating profit for fiscal 2002 was $371.8 million compared to $302.1 million last year, an increase of 23%, excluding the current year's provision for rationalization of $50.0 million and last year's intangible asset amortization. The higher operating profit compared to the previous year mainly reflects the favourable impact of improved profit margins.

Industry Volume and Molson Market Share

The following table sets out industry volume and Molson volume in Canada, Molson volume shipped to the United States during fiscal 2002 and 2001, as well as Molson's volume in Brazil.

Volume *(Hectolitres in millions)*	**2002 Estimated**	2001
Industry volume in Canada	**21.1**	20.5
Molson (Canada)	**9.5**	9.2
Molson production for shipment to the United States	**1.8**	1.9
Brazil	**3.0**	0.6
Total Molson volume	**14.3**	11.7

Sources: Brewers Association of Canada, provincial liquor authorities and industry distribution companies.

Estimated industry sales volume in Canada, including sales of imported beer, during the year ended March 31, 2002 increased by 2.5% compared with fiscal 2001 to approximately 21.1 million hectolitres. Molson's volume in Canada increased 2.7% to 9.5 million hectolitres during the same period. The increase occurred throughout Canada with the largest gains in the provinces of Alberta, Ontario and Québec and reflects the improved weather conditions across most of the country. The import segment increased by 11.7% compared with the prior year to 1.6 million hectolitres. Molson anticipates that volume in the Canadian beer industry will grow moderately over the next few years due to demographic factors.

For fiscal 2002, Molson's market share of all beer sold in Canada, including imported beer, was 45.1% compared to 45.0% in fiscal 2001.

Molson Canada's Estimated Market Share (%)	**2002 Estimated**	2001 Actual
Including sales of imports:		
Canada	**45.1**	45.0
Québec/Atlantic	**42.7**	42.5
Ontario/West	**46.4**	46.4

Sources: Brewers Association of Canada, provincial liquor authorities and industry distribution companies.

Molson has the highest market share in Newfoundland, Québec, Ontario, Saskatchewan and Alberta. Market conditions remain highly competitive and improvement of Molson's market share will concentrate on core strategic brands nationally and on key regional markets which have strong growth opportunities.

The Québec/Atlantic region showed strong performance during the year, with market share up 0.2 share points. This reflects the 2.0 share point growth in a number of core brands including Molson Dry, Molson Export, Rickard's, Corona, Coors Light and Heineken, offset in part by declines in unsupported brands. Molson Dry once again maintained its number one status in the Québec premium market segment and Milwaukee's Best is the largest selling trademark in the popular price segment in Québec.

In the Ontario/West region, Molson's core brand performance continues to be strong. Total Molson packaged share declined slightly by 0.1 share points year-over-year as core brand growth of 0.4 share points offset the decline in unsupported brands. Molson draught share growth offset the decline in packaged share.

Shipments to the U.S. market represented approximately 16% of Molson's total volume in Canada in fiscal 2002 and decreased from 1.9 million hectolitres in the previous year to 1.8 million hectolitres.

Coors Canada

The Coors Canada partnership is responsible for the management of Coors brands in Canada. Molson brews, distributes and sells the Coors Light brand in Canada. In fiscal 2001, the partnership and licensing agreements between Molson and Coors were extended for an indefinite period and included the addition of Molson performance standards as well as the extension of the license agreement to cover the Maritime provinces.

Coors Canada continued its strong performance in fiscal 2002. Both sales volume and EBITDA experienced double-digit growth again in fiscal 2002 despite an aggressive competitive environment during the year. The Coors Light brand remains the market leader in the light beer category and continues to be the fourth-largest brand in Canada. In fiscal 2002, Coors Light's estimated average national market share was 7.3%.

Molson USA

In January 2001, Molson entered into a new arrangement with Coors Brewing Company ("Coors") for the marketing and distribution of Molson-owned brands including Molson Canadian, Canadian Light, Molson Golden and Molson Ice in the United States. As part of this arrangement, Coors acquired from Molson a 49.9% interest in Molson USA. Coors provides sales, distribution and administrative support for Molson USA, which is based in Golden, Colorado.

The repurchase of the Molson brands in the United States and the new partnership with Coors allow Molson to take control of a growth opportunity to rebuild the Molson brand in the United States – the largest and fastest growing import market in the world. The Corporation has introduced new marketing programs to reposition the Molson brand with American consumers. A renewed sales effort is underway in partnership with Coors.

While Molson's volume in the United States during the year declined 12% compared with last year, trends improved in the fourth quarter of fiscal 2002 resulting in an increase in volume of 1.3% versus the same quarter last year.

The Corporation's fiscal 2001 equity earnings from the former U.S. entity, in which Molson held a 24.95% interest until the rights to the Molson brands were repurchased effective December 29, 2000, were $4.2 million.

Brazil

On March 18, 2002, Molson acquired 100% of the shares of Kaiser based on an enterprise value of US$765 million. The acquisition includes the Kaiser brands and eight brewing facilities in Brazil. The acquisition was financed with US$182 million (CDN$289 million) in cash, US$150 million (CDN$238 million) in Molson Inc. Class "A" shares at an issuance price per share of CDN$30.59 and debt of approximately US$395 million (CDN$627 million), including cash acquired and before transaction costs.

Kaiser is the second largest brewer in Brazil, producing approximately 13 million hectolitres of beer annually, or 14.7% of the Brazilian beer market. Kaiser's main brand is Kaiser Pilsen, which represents 89% of its total sales. Other brands brewed by Kaiser include Santa Cerva, Kaiser Summer Draft, Xingu, Kaiser Bock and Heineken, which is brewed under license. As part of the transaction, Kaiser will continue to have access to the Coca-Cola distribution system in Brazil.

With the acquisition, Molson firmly positions itself as the second largest brewer in Brazil, increasing its market share from 3.1% to 17.8%, representing close to 15 million hectolitres of beer production annually.

On April 17, 2002, Molson sold a 20% interest in its operations in Brazil to Heineken for US$218.3 million. In addition, the agreement with Heineken includes the extension of the Heineken distribution agreement in Canada for a period of 10 years and a new licensing agreement for the Heineken brand in Brazil.

On December 21, 2000, Molson acquired the Bavaria brand and five brewing facilities from Companhia de Bebidas das Américas - AmBev ("AmBev"). Under the terms of the agreement with AmBev, Molson made an initial payment of US$98 million, subject to adjustment based on market share at the date of closing, with the balance of the purchase price contingent on increased market share performance. The initial purchase price was subsequently reduced by US$3.7 million (Brazilian Real 7.2 million) to reflect the lower than anticipated market share at the date of closing. As part of the transaction, Molson gained access to the AmBev distribution network for a minimum of four years. No additional amounts were payable as at March 31, 2002. As a result of the Kaiser transaction, AmBev and Molson are in the process of renegotiating certain terms of the Bavaria purchase and sale agreement. The Corporation will combine the operations of Kaiser and Bavaria and is in the process of establishing a plan to realize certain synergies between the two entities.

For a discussion on the effect of the sale to Heineken on the financial liquidity of the Corporation, refer to page 42 of the MD&A under the section "Financial Condition and Liquidity".

Other

In Ontario, beer for home consumption is sold either through Brewers Retail Inc. ("BRI") or the Liquor Control Board of Ontario ("LCBO"), which is the government agency responsible for the distribution and sale of alcoholic beverages (primarily distilled spirits and wine) in the province. With a limited selection of brands and package sizes, LCBO sales account for approximately 20% of the home consumer beer volume sold in Ontario, with the BRI system responsible for all other home consumer beer sales in that province.

In the Western provinces, Brewers Distributors Ltd. ("BDL"), the industry-owned distribution entity, continued its efforts to increase the competitiveness of the distribution system. A new collective agreement has been signed in British Columbia with unions representing employees at its main finished goods warehouse, bottle sorting facility and cross dock operations. Negotiations are underway for a renewal agreement with BDL employees in Manitoba.

In British Columbia, Molson Canada has entered into collective agreement negotiations with the union representing its Vancouver Brewery operations. This contract expired on April 20, 2002 and negotiations are progressing.

Provision for Rationalization
Results for the current year include a provision for rationalization relating primarily to the closure of Molson's Regina brewery, effective March 2002. A pre-tax provision of $50.0 million was recorded during the first quarter of fiscal 2002, which included primarily the write-down of fixed assets and employee costs. With this closure, Molson will operate five breweries in Canada with a primary objective to increase capacity utilization and operational efficiencies.

Discontinued Operations
On July 25, 2001, the Corporation completed the transaction for the sale of the Sports and Entertainment business consisting of the Montréal Canadiens of the National Hockey League and the Molson Centre and recorded a gain on disposal of $2.0 million. The Corporation received $190.0 million in cash, less closing adjustments, with the balance of payment in the form of preferred shares as well as a 19.9% interest in an entity owning both the team and the entertainment business. The preferred shares are redeemable on December 31, 2008 for $86.5 million, subject to certain terms and conditions.

Results of discontinued operations for the year ended March 31, 2001 include the after-tax loss of the Sports and Entertainment business for the period up to the date the formal plan to dispose of the business was completed, which was January 31, 2001.

As part of the sale of Beaver Lumber in fiscal 2000, Molson received a promissory note in the amount of $35 million. In December 2001, the note, and interest of $4.3 million, was repaid.

$2,849.0

$2,581.0

$1,929.7

2001 **2002** 2002 Pro forma*

Capital structure
(Dollars in millions)
*Pro forma reflecting sale to Heineken subsequent to year-end

• Equity
• Debt

Financial Condition and Liquidity

Molson's consolidated balance sheet as at March 31, 2002, together with comparative fiscal 2001 figures, is summarized as follows:

(Dollars in millions)	**2002**	2001
Current assets	**$ 510.2**	$ 432.4
Less: Current liabilities	**(875.5)**	(618.4)
Working capital	**(365.3)**	(186.0)
Investments and other assets	**122.5**	93.0
Property, plant and equipment	**1,186.5**	914.9
Intangible assets	**2,671.7**	1,518.8
Non-current assets of discontinued operations	**30.1**	321.7
	$3,645.5	$2,662.4
Represented by:		
Long-term debt	**$1,687.2**	$1,204.4
Deferred gain	**44.7**	50.8
Other long-term liabilities	**288.0**	74.3
Future income taxes	**348.4**	381.1
Non-current liabilities of discontinued operations	**103.3**	156.4
	2,471.6	1,867.0
Shareholders' equity	**1,173.9**	795.4
	$3,645.5	$2,662.4

Pro forma information

The following table illustrates the effect on the consolidated balance sheet as of March 31, 2002 of the sale of 20% of Molson's Brazilian operations to Heineken.

(Dollars in millions)	Balance sheet as at March 31, 2002	Impact of sale to Heineken	**Pro forma balance sheet as at March 31, 2002**
Capital employed	$3,645.5	$ –	**$3,645.5**
Represented by:			
Long-term debt	$1,687.2	$(348.0)	**$1,339.2**
Deferred gain	44.7	–	**44.7**
Other long-term liabilities	288.0	–	**288.0**
Future income taxes	348.4	–	**348.4**
Minority interest	–	268.0	**268.0**
Non-current liabilities of discontinued operations	103.3	–	**103.3**
	2,471.6	(80.0)	**2,391.6**
Shareholders' equity	1,173.9	80.0	**1,253.9**
	$3,645.5	$ –	**$3,645.5**

The cash received from the sale of 20% of Molson's Brazilian operations to Heineken will be used to reduce the debt resulting from the acquisition of Kaiser. Restructuring charges and other one-time costs relating to the realization of certain synergies between Bavaria and Kaiser will reduce the gain in the first quarter of fiscal 2003.

In fiscal 2003, working capital requirements will continue to be funded through cash generated from operations and available credit facilities.

In May 2002 and March 2003, Molson will have two $150 million debentures mature. These will be refinanced predominantly through existing long-term debt facilities.

Financial Instruments and Long-Term Liabilities

Molson's consolidated long-term debt for the years ended March 31, 2002 and 2001 was as follows:

(Dollars in millions)	**2002**	2001
Molson Inc.		
Term loan	**$ 607.3**	$ –
Debentures	**299.3**	298.6
Molson Canada		
Term loan	**–**	169.4
Debentures	**733.4**	736.4
Kaiser	**98.2**	–
Bavaria	**7.9**	–
	1,746.1	1,204.4
Less current portion	**58.9**	–
	$ 1,687.2	$ 1,204.4

Molson's long-term debt increased by $541.7 million or 45% during fiscal 2002, reflecting the acquisition of Kaiser. Proceeds from Heineken will reduce current debt levels by approximately $348 million, resulting in a net increase of $193.7 million when compared to March 31, 2001.

Molson Canada's term loan represented borrowings under a revolving floating rate arrangement, which is unsecured and without recourse to Molson Canada's partners. On March 18, 2002, the facility was permanently reduced to $100.0 million. Any outstanding principal amount is fully repayable on August 31, 2003.

Molson's current commercial paper rating by Dominion Bond Rating Service ("DBRS") is R-1 (low) with a stable trend. Standard & Poor's current credit rating on Molson Inc. and Molson Canada's long-term debt is BBB+, with a negative outlook. Molson Inc. and Molson Canada's current credit rating on long-term debt by DBRS is A (low) and A respectively, both with a stable trend.

The Corporation has a securitization arrangement for the sale, with limited recourse of certain accounts receivable. As of March 31, 2002, Molson received total proceeds of $55.0 million from the sale of a portion of the outstanding receivables, compared to $57.0 million received as of March 31, 2001.


59:41
59:41
51:49
Net debt-to-equity ratio
*Pro forma reflecting sale to Heineken subsequent to year-end
• Equity
• Debt
2001
2002
2002
Pro forma*

Interest rates on total long-term debt ranged between 4.9% and 13.5% during fiscal 2002.

- At March 31, 2002, Molson's net debt-to-equity ratio remained constant at 59:41, reflecting the impact of additional debt to finance the acquisition of Kaiser offset by the increased equity resulting from fiscal 2002 net earnings and issuance of shares relating to the Kaiser acquisition.

Molson utilizes off-balance sheet financial instruments primarily to manage the volatility of borrowing costs and to hedge the economic risk of U.S. dollar amounts and certain commodity requirements. The instruments that are used to manage these risks consist mainly of interest rate swaps, foreign currency options and forward contracts.

- Molson follows a policy of not using financial instruments for speculative purposes and has procedures in place to monitor and control the use of financial instruments.

Capital Spending

Molson's capital spending of $72.4 million in fiscal 2002 (fiscal 2001 – $57.1 million) was concentrated primarily in Canada to support the Corporation's strategic requirements, including investments in the Montréal and Toronto breweries to upgrade capacity and efficiency. Capital spending in fiscal 2003 is expected to be approximately $100 million, including $70 million relating to Molson's operations in Canada.

- Molson expects to fund fiscal 2003 capital expenditures from operating cash flow. All capital projects are subject to an economic value added ("EVA") analysis to ensure that spending is prioritized to maximize shareholder value.

Shareholders' Equity

Molson's capital stock increased during fiscal 2002 by $241.8 million to $719.4 million, reflecting $238.2 million of Class "A" shares issued as part of the purchase price for Kaiser as well as the issuance of stock dividends and the exercise of stock options.

- Molson's book value per share increased 38% to $9.19 at March 31, 2002 from $6.65 at March 31, 2001, reflecting net earnings of $177.6 million in the current year offset in part by the increased number of shares outstanding at March 31, 2002 due to the Kaiser acquisition.

- Shareholders' equity at March 31, 2002 includes cumulative unrealized translation adjustments of $5.8 million compared to $10.3 million reflecting the net change in foreign currency denominated net assets of self-sustaining foreign operations on their translation into Canadian dollars at year-end. The translation adjustments for the current year mainly reflects the relative strengthening during fiscal 2002 of the Canadian dollar compared to the Brazilian Real, offset by the strengthening of the Real against the Canadian dollar from March 19, 2002 to March 31, 2002.

Dividends

Dividends paid to shareholders totalled $45.4 million in fiscal 2002, compared with $42.9 million in fiscal 2001. Molson's quarterly dividend rate was increased by $0.01 or 11% to $0.10 per share in the third quarter of fiscal 2002.

$2.43
$1.95
$1.79

2000 2001 **2002**

Cash flow per share from continuing operations

Changes in Cash Flows

The decrease in net cash of $5.9 million, together with a comparison for fiscal 2001, is summarized below:

(Dollars in millions)	**2002**	2001
Provided from operations	**$ 292.3**	$ 232.0
Provided from working capital	**44.8**	44.5
Rationalization costs	**(15.5)**	(48.3)
Provided from operating activities	**321.6**	228.2
Used for investing activities	**(1,164.5)**	(303.3)
Provided from financing activities	**635.8**	118.0
Increase (decrease) in net cash from continuing operations	**(207.1)**	42.9
Increase in net cash from discontinued operations	**201.2**	8.8
Increase (decrease) in net cash	**$ (5.9)**	$ 51.7

Cash used for investing activities in fiscal 2002 included $1,136.3 million to acquire Kaiser as well as $63.0 million for net capital asset additions.

Cash used for investing activities of $303.3 million in fiscal 2001 included $277.0 million relating to the purchase of the Bavaria brand and brewing facilities in Brazil and the repurchase of our brands in the United States, and $57.0 million spent on additions to property, plant and equipment.

Cash provided from financing activities included the net increase in long-term debt and the issuance of $238.2 million for cash of Molson Inc. Class "A" shares to finance the acquisition of Kaiser. In fiscal 2001, cash provided from financing activities of $118.0 million reflects the incremental debt to finance the business acquisitions described in note 3 of the consolidated financial statements and $57.0 million relating to the sale of certain accounts receivable, offset in part by cash dividends of $40.6 million.

Cash from discontinued operations in fiscal 2002 reflects the $190.0 million received on the sale of the Molson Centre and the Montréal Canadiens.

Risks and Uncertainties

Foreign Exchange Risk

With the acquisitions of Bavaria and Kaiser, Molson is exposed to fluctuations in foreign exchange rate movements as substantially all of its revenues in Brazil are in Reais. Also, a significant portion of Molson's operating expenses, in particular those related to hops, malt and aluminum, are also denominated in or linked to U.S. dollars. Molson enters into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates. As of March 31, 2002, derivative activities consisted of foreign exchange contracts and foreign currency swaps including marketable securities indexed to U.S. dollars.

Commodity Risk

Molson uses a large volume of agricultural materials to produce its products, including malt and hops. The Corporation purchases a significant portion of malt and all of its hops outside Brazil and Canada, as well as substantial quantities of aluminum cans. In Brazil, all the hops purchased in the international markets outside South America are paid in U.S. dollars. In addition, although aluminum cans are purchased in Brazil, the price paid is directly influenced by the fluctuation of the U.S. dollar against the Real. The Corporation currently does not hedge the commodity risk to which it is exposed but does negotiate fixed prices for a majority of commodities directly with suppliers for periods generally less than one year.

Tax Matters

Kaiser is a party to a number of claims from the Brazilian tax authorities. The Corporation has either paid, or alternatively made provisions for, the amounts it believes may be ultimately due pursuant to these claims. These legal tax proceedings include claims for income taxes, value-added tax (ICMS) and revenue taxes (PIS / Federal unemployment insurance contribution) and COFINS (Federal social security tax).

Contingent Liabilities

Molson is subject to certain legal claims arising in the normal course of business and as a result of the disposition of previously held and discontinued businesses, none of which is expected to materially affect the financial results of the Corporation.

Environment

Molson has a comprehensive program, guided by a committee of the Board of Directors, to oversee environmental, crisis management and health and safety matters. Management has concluded, based on existing information and applicable laws and regulations, that the amounts expended or anticipated to be expended by us on these matters, other than as specifically provided for, are not likely to be material to our operations or financial condition. Management is also unaware of any instance of non-compliance with environmental laws and regulations that is not already being responsibly addressed.

Impact of New Accounting Pronouncements

Effective with the fiscal year commencing on April 1, 2001, Molson adopted the new accounting pronouncements of the *CICA Handbook* section 3500 "Earnings per Share", section 1751 "Interim Reporting" and section 3062 "Goodwill and Other Intangible Assets".

Effective with the fiscal year commencing on April 1, 2000 Molson adopted, on a retroactive basis, without restatement of prior years' financial statements, the provisions of the new *CICA Handbook*, section 3461 "Employee Future Benefits" and section 3465 "Income Taxes". Further details are provided in note 2 to the consolidated financial statements.

Responsibilities for Financial Statements

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Corporation. Management is responsible for the information and representations contained in these financial statements and other sections of this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The major accounting policies followed by the Corporation are set out in note 1 to the financial statements.

To assist management in discharging these responsibilities, the Corporation maintains an effective system of internal control which is designed to provide reasonable assurance that its assets are safeguarded, that transactions are executed in accordance with management's authorization, and that the financial records form a reliable base for the preparation of accurate and timely financial information.

PricewaterhouseCoopers LLP, Chartered Accountants, are appointed by the shareholders and have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Corporation.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through an Audit and Finance Committee composed of five external directors. The Audit and Finance Committee meets periodically with management and with the external auditors to review audit recommendations and any matters that the auditors believe should be brought to the attention of the Board of Directors. The Audit and Finance Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the statements be approved for issuance to the shareholders.

Daniel J. O'Neill
President and Chief Executive Officer
May 2, 2002

Robert Coallier
Executive Vice President and Chief Financial Officer

Auditors' Report

To the Shareholders of Molson Inc.

We have audited the consolidated balance sheets of Molson Inc. as at March 31, 2002 and 2001 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Montréal, Canada, May 2, 2002

Consolidated Statements of Earnings

Years ended March 31, 2002 and 2001
(Dollars in millions, except per share amounts)

	2002	2001
Sales and other revenues	**$ 2,830.8**	$ 2,483.4
Brewing excise and sales taxes	**728.5**	626.3
	2,102.3	1,857.1
Costs and expenses		
Cost of sales, selling and administrative costs	**1,675.9**	1,505.6
Provision for rationalization (note 5)	**50.0**	–
	1,725.9	1,505.6
Earnings before interest, income taxes and amortization	**376.4**	351.5
Amortization of property, plant and equipment	**54.6**	49.4
Amortization of intangible assets (note 2)	**-**	38.5
Earnings before interest and income taxes	**321.8**	263.6
Net interest expense (note 6)	**65.5**	68.7
Earnings before income taxes	**256.3**	194.9
Income tax expense (note 7)	**80.7**	57.7
Earnings from continuing operations	**175.6**	137.2
Earnings (loss) from discontinued operations (note 8)	**2.0**	(3.3)
Net earnings	**$ 177.6**	$ 133.9
Earnings per share from continuing operations (note 9)		
Basic	**$ 1.46**	$ 1.15
Diluted	**$ 1.43**	$ 1.14
Net earnings per share (note 9)		
Basic	**$ 1.48**	$ 1.12
Diluted	**$ 1.45**	$ 1.11

Consolidated Statements of Retained Earnings

Years ended March 31, 2002 and 2001
(Dollars in millions)

	2002	2001
Retained earnings – beginning of year	**$ 328.1**	$ 557.1
Charge against retained earnings as a result of implementation of new accounting rules (note 2)	**-**	(320.0)
Retained earnings – beginning of year, as restated	**328.1**	237.1
Net earnings	**177.6**	133.9
	505.7	371.0
Dividends – cash	**45.0**	40.6
Dividends – stock	**0.4**	2.3
	45.4	42.9
Retained earnings – end of year	**$ 460.3**	$ 328.1

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets

As at March 31, 2002 and 2001
(Dollars in millions)

	2002	2001
Assets		
Current assets		
Cash and short-term investments	**$ 71.0**	$ 70.1
Accounts receivable (note 16)	**192.1**	102.3
Inventories (note 10)	**183.5**	138.9
Prepaid expenses	**55.2**	51.8
Current assets of discontinued operations (note 8)	**8.4**	69.3
	510.2	432.4
Investments and other assets (note 11)	**122.5**	93.0
Property, plant and equipment (note 12)	**1,186.5**	914.9
Intangible assets (note 13)	**2,671.7**	1,518.8
Non-current assets of discontinued operations (note 8)	**30.1**	321.7
	$ 4,521.0	$ 3,280.8
Liabilities		
Current liabilities		
Accounts payable and accruals	**$ 508.7**	$ 365.7
Provision for rationalization costs	**46.3**	49.2
Taxes payable	**153.9**	98.6
Dividends payable	**12.0**	10.8
Future income taxes (note 7)	**91.9**	49.5
Current portion of long-term debt (note 14)	**58.9**	-
Current liabilities of discontinued operations (note 8)	**3.8**	44.6
	875.5	618.4
Long-term debt (note 14)	**1,687.2**	1,204.4
Deferred gain (note 15)	**44.7**	50.8
Other long-term liabilities	**288.0**	74.3
Future income taxes (note 7)	**348.4**	381.1
Non-current liabilities of discontinued operations (note 8)	**103.3**	156.4
	3,347.1	2,485.4
Shareholders' equity		
Capital stock (note 17)	**719.4**	477.6
Retained earnings	**460.3**	328.1
Unrealized translation adjustments (note 21)	**(5.8)**	(10.3)
	1,173.9	795.4
	$ 4,521.0	$ 3,280.8

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Signed on behalf of the Board:

Daniel J. O'Neill, Director

Lloyd I. Barber, Director

Consolidated Statements of Cash Flows

Years ended March 31, 2002 and 2001 *(Dollars in millions, except per share amounts)*	**2002**	2001
Operating activities		
Earnings from continuing operations	**$ 175.6**	$ 137.2
Provision for rationalization (note 5)	**50.0**	–
Amortization of property, plant and equipment	**54.6**	49.4
Amortization of intangible assets (note 2)	**-**	38.5
Future income taxes	**9.9**	21.8
Other	**2.2**	(14.9)
Cash provided from operations	**292.3**	232.0
Provided from working capital	**44.8**	44.5
Rationalization costs	**(15.5)**	(48.3)
Cash provided from operating activities	**321.6**	228.2
Investing activities		
Business acquisitions (note 3)	**(1,136.3)**	(374.5)
Proceeds from sale of investment in Molson USA, LLC (note 3)	**-**	97.5
Proceeds from disposal of investments and other assets	**39.8**	39.0
Additions to property, plant and equipment (net)	**(63.0)**	(57.0)
Additions to investments and other assets	**(3.0)**	(8.3)
Additions to intangible assets	**(2.0)**	–
Cash used for investing activities	**(1,164.5)**	(303.3)
Financing activities		
Increase in long-term debt	**867.2**	261.6
Reduction in long-term debt	**(427.0)**	(166.8)
Shares issued on business acquisition (note 3)	**238.2**	–
Securitization of accounts receivable (note 16)	**(2.0)**	57.0
Cash dividends	**(45.0)**	(40.6)
Other	**4.4**	6.8
Cash provided from financing activities	**635.8**	118.0
Increase (decrease) in net cash from continuing operations	**(207.1)**	42.9
Increase in net cash from discontinued operations (note 8)	**201.2**	8.8
Increase (decrease) in net cash	**(5.9)**	51.7
Net cash at beginning of year	**76.9**	25.2
Net cash at end of year	**$ 71.0**	$ 76.9
Net cash consists of:		
Cash and cash equivalents	**$ 71.0**	$ 70.1
Cash and cash equivalents of discontinued operations	**-**	6.8
Net cash at end of year	**$ 71.0**	$ 76.9
Cash flow per share provided from operations		
Basic	**$ 2.43**	$ 1.95
Diluted	**$ 2.39**	$ 1.93

The accompanying notes to the consolidated financial statements are an integral part of these statements.

(Dollars in millions, except per share amounts)



Accounting Policies

Consolidation

The accounts of the Molson Canada partnership, Bavaria S.A.("Bavaria"), Cervejarias Kaiser Brazil S.A. ("Kaiser") and all subsidiaries are consolidated.

Joint Ventures and Other Investments

The Corporation's 49.9% investment in the Coors Canada partnership and effective January 2001, its 50.1% investment in Molson USA, are proportionately consolidated.

Investments in entities over which the Corporation exercises significant influence are accounted for by the equity method. Other investments are carried at the lower of cost and net recoverable amount.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Although these estimates are based on management's best knowledge of current events and actions that the Corporation may undertake in the future, actual results could differ from the estimates.

Inventories

Inventories other than returnable containers are valued at the lower of cost and net realizable value. The cost of returnable containers is amortized over their estimated useful lives.

Capital Assets

Property, plant and equipment are stated at cost less accumulated amortization. Amortization is provided from the date property, plant and equipment are placed into service on a straight-line method, principally at annual rates of 1.5% to 5% for buildings and from 2% to 33% for equipment.

Intangible assets, which include goodwill and brand names, are carried at cost less accumulated amortization. Prior to fiscal 2002, amortization was provided on a straight-line basis, principally over 40 years. In determining the results of the Corporation's current fiscal year, Molson has adopted the new Canadian Institute of Chartered Accountants ("CICA") accounting standard dealing with goodwill and other intangible assets. Under the new accounting standard, which can only be applied prospectively, goodwill and other intangible assets are not amortized, but are tested for impairment at least annually as well as upon adoption of the new standard. Such evaluation determines any impairment in value, taking into account the ability to recover the book value portion of goodwill and other intangible assets from expected future operating cash flows on a discounted basis. The Corporation also considers projected future operating results, trends and other circumstances in making such evaluations.

Foreign Currency Translation

Earnings of self-sustaining foreign operations are translated to Canadian dollars at average rates of exchange during the year. Assets and liabilities are translated at year-end rates. The differences between translating assets and liabilities at year-end rates, and the exchange rates on the date of acquisition of those assets and liabilities, have been included in shareholders' equity as unrealized translation adjustments.

Accounting Policies (cont'd)

Income Taxes

Effective with the fiscal year commencing on April 1, 2000 the Corporation adopted, on a retroactive basis, without restatement of prior year's financial statements, the provisions of the new *CICA Handbook* section 3465 "Income Taxes" as described in note 2 – Change in Accounting Policies.

Future income tax assets and liabilities are recorded on the differences between the accounting carrying values of balance sheet assets and liabilities and the tax cost bases of these assets and liabilities based on substantively enacted tax laws and rates.

The Corporation reviews the valuation of its future income tax assets and liabilities quarterly and records adjustments, as necessary, to reflect the realizable amount of its future income tax assets and liabilities. The Corporation expects that it will realize its future income tax assets and liabilities in the normal course of operations.

Employee Future Benefits

The cost of pension benefits earned by employees covered under defined benefit plans is determined using the projected benefit method prorated on service and is charged to expense as services are rendered. Adjustments arising from plan amendments, changes in assumptions, experience gains and losses and the net pension asset are amortized on a straight-line basis over the estimated average remaining service lives of the employee groups, using the corridor approach. Defined benefit pension plan assets are reported at market-related values. The cost of postemployment benefits other than pensions is recognized on an accrual basis over the working lives of employees. The liability has been recorded in other long-term liabilities. The Corporation adopted the new Canadian accounting standards for employee future benefits effective April 1, 2000 (see note 2).

Stock-Based Compensation Plans

The Corporation has a stock option plan and may grant options to acquire Class "A" non-voting shares. No compensation expense is recognized when stock or stock options are issued to employees. Consideration paid by employees on the exercise of stock options is credited to share capital when the options are exercised.

The Corporation introduced an employee share ownership plan to certain full-time employees during fiscal 2000. Under this plan, employees are entitled to have a portion of their base earnings withheld to purchase the Corporation's Class "A" non-voting shares, with the Corporation providing funds to purchase additional Class "A" shares, to a maximum of 1.33% of base earnings. The Corporation's contributions are charged to earnings.

Notes to Consolidated Financial Statements (cont'd)

For the years ended March 31, 2002 and 2001
(Dollars in millions, except per share amounts)



Change in Accounting Policies

Effective April 1, 2001, the Corporation adopted the *CICA Handbook* section 3062 "Goodwill and Other Intangible Assets". Under the new standard, which can only be applied prospectively, goodwill and other intangible assets are not amortized, but are tested for impairment at least annually as well as on adoption of the new standard. The effect of this change is to increase earnings by $32.4 or $0.27 per share in the current year, as noted in the following table.

(Dollars in millions, except per share amounts)	Net earnings for the year ended March 31 **2002**	2001	Net earnings per share for the year ended March 31 **2002**	2001
Net earnings from continuing operations including amortization of intangible assets (former basis)	**$143.2**	$137.2	**$1.19**	$1.15
Addback intangible asset amortization, net of tax	**32.4**	29.9	**0.27**	0.25
Net earnings from continuing operations	**$175.6**	$167.1	**$1.46**	$1.40

Effective April 1, 2001, the Corporation adopted the revised recommendations of the *CICA Handbook* section 3500 "Earnings per Share". The revised Handbook section requires the use of the treasury stock method to compute the dilutive effect of stock options as opposed to the previously used imputed earnings approach.

Effective April 1, 2001, the Corporation changed the method of valuing pension assets from the market value method to the market-related value method. The impact of the change on pension expense for the current and the prior years is not significant.

Effective with the fiscal year commencing on April 1, 2000, the Corporation adopted, on a retroactive basis, without restatement of prior year's financial statements, the provisions of *CICA Handbook* section 3461 "Employee Future Benefits" and section 3465 "Income Taxes". Based on prevailing discount rates and other assumptions at the time of implementation, adoption of the accounting rules relating to employee future benefits, including the Corporation's share of the related impact on equity-accounted entities, resulted in a non-cash, one-time after-tax charge against retained earnings of $120.0. The required implementation of the new accounting rules relating to income taxes resulted in a $123.0 increase in brand names, a $323.0 increase in future income taxes, and a further non-cash, one-time charge against retained earnings of $200.0.



Business Acquisitions

On March 18, 2002, the Corporation acquired all of the outstanding shares of Kaiser, whose assets include the Kaiser brands and eight breweries in Brazil for CDN$1,136.3 which includes transaction costs and net of cash acquired. The transaction was financed with a combination of cash, long-term debt and the issuance of US$150.0 (CDN$238.2) Molson Inc. Class "A" shares at a price per share of CDN$30.59, or 7,785,878 shares. These shares must be held by the vendors for a minimum of two years. The operating results of Kaiser for the period March 19, 2002 to March 31, 2002 have been included in the consolidated results of the Corporation. The transaction is subject to approval by the Brazilian competition authorities.

In a separate transaction, which closed subsequent to the fiscal year on April 17, 2002, Molson sold 20% of its operations in Brazil to Heineken N.V. for total proceeds of US$218.3 – see note 23 – Subsequent Event for further details.

Business Acquisitions (cont'd)

On December 21, 2000, the Corporation acquired Bavaria, whose assets include the Bavaria brand and five breweries in Brazil for US$94.3, from Companhia de Bebidas das Américas – AmBev ("AmBev"), with additional amounts payable contingent on the attainment of certain market share thresholds. No additional amounts were payable as at March 31, 2002. As a result of the Kaiser acquisition, AmBev and Molson are in the process of renegotiating certain terms of the Bavaria purchase and sale agreement.

On December 29, 2000, the Corporation completed a transaction for the repurchase of the rights to the Molson brands in the United States for US$133.0 and an exchange of its 24.95% interest in the former U.S. business.

On January 2, 2001, the Corporation entered into a new business arrangement with Coors Brewing Company ("Coors") for marketing and distribution of the Molson brands in the United States. As part of this arrangement the Corporation sold a 49.9% interest in a newly formed entity, Molson USA, to Coors for cash consideration of US$65.0.

Details of the Corporation's acquisitions in fiscal 2002 and 2001 are as follows:

	2002 Kaiser	Bavaria	Molson USA	2001 Total
Assets acquired and liabilities assumed:				
Working capital	**$ (11.9)**	$ (5.8)	$ 5.9	$ 0.1
Property, plant and equipment	**306.8**	141.1	–	141.1
Intangibles, including brand names	**1,135.2**	15.6	151.9	167.5
Long-term debt	**(99.0)**	–	–	–
Other long-term liabilities (note 18)	**(204.7)**	–	–	–
Other	**9.9**	–	–	–
	$ 1,136.3	$ 150.9	$ 157.8	$ 308.7
Consideration:				
Cash (including transaction costs and net of cash acquired)	**$ 898.1**	$ 150.9	$ 223.6	$ 374.5
Equity issued	**238.2**	–	–	–
Book value of interest exchanged	**–**	–	31.7	31.7
	1,136.3	150.9	255.3	406.2
Less proceeds received from Coors on sale of interest in Molson USA	**–**	–	(97.5)	(97.5)
	$ 1,136.3	$ 150.9	$ 157.8	$ 308.7

Allocation of the purchase price in a major business combination necessarily involves a number of estimates as well as gathering information over a number of months following the date of acquisition. Given the timing of the Kaiser acquisition, the purchase price allocation is preliminary. The estimation process will be completed in the fiscal year ending March 31, 2003 and accordingly there may be changes to the assigned values presented above.

(Dollars in millions, except per share amounts)



Investments in Joint Ventures

The following information includes the Corporation's proportionate share of the assets, liabilities, revenues and expenses, and cash flows of the Corporation's joint venture investment in Coors Canada and, effective January 2, 2001, Molson USA, which are included in the consolidated financial statements.

	2002	2001
Assets		
Current	**$ 19.1**	$ 21.5
Non-current	**$ 18.7**	$ 17.4
Liabilities		
Current	**$ 12.4**	$ 8.8
Non-current	**$ 2.0**	$ 4.6
Sales and other revenues	**$ 221.0**	$ 140.1
Operating costs and other expenses	**$ 178.0**	$ 102.0
Cash provided from (used for):		
Operating activities	**$ 41.3**	$ 44.6
Investing activities	**$ (0.1)**	$ (0.1)

As at March 31, 2002, Molson USA had outstanding forward foreign exchange contracts of CDN$7.4, being the Corporation's proportionate share, which approximates fair value.



Provision for Rationalization

On May 9, 2001, Molson Canada announced the closure of its Regina brewery. A pre-tax provision of $50.0, representing primarily the write-down of fixed assets and employee severance costs, was recorded in the first quarter of fiscal 2002. The balance of the provision at March 31, 2002 is $11.5.



Net Interest Expense

	2002	2001
Interest on long-term debt	**$ 72.2**	$ 73.0
Other interest	**0.7**	0.1
	72.9	73.1
Less: Interest income	**(7.4)**	(4.4)
	$ 65.5	$ 68.7

Interest paid in fiscal 2002 was $75.8 (2001 – $72.8).

7 Income Taxes

The following table reconciles income taxes calculated at the combined Canadian federal and provincial corporate rates with the income tax expense in the consolidated financial statements:

	2002	2001
Earnings before income taxes	**$ 256.3**	$ 194.9
Income taxes at Canadian statutory rates (2002 – 39.5%, 2001 – 41.8%)	**101.2**	81.5
Increased (decreased) by the tax effect of:		
Manufacturing and processing deduction	**(14.2)**	(14.0)
Effect of tax rate changes on future income taxes	**(15.0)**	(25.5)
Non-deductible amortization of intangible assets	**-**	5.6
Large corporations tax	**2.2**	2.3
Non-deductible and other items	**6.5**	7.8
	$ 80.7	$ 57.7
Comprised of:		
Current portion	**$ 70.8**	$ 35.9
Future portion	**$ 9.9**	$ 21.8

Income taxes paid in fiscal 2002 were $19.7 (2001 – $8.9).

Future income tax assets and liabilities are recognized on temporary differences between the accounting and tax bases of existing assets and liabilities as follows:

	2002	2001
Future tax assets		
Deferred gain	**$ 14.1**	$ 17.2
Provision for rationalization costs	**26.2**	15.9
Other	**90.3**	83.7
	130.6	116.8
Future tax liabilities		
Intangible assets	**(273.9)**	(291.5)
Property, plant and equipment	**(112.5)**	(129.1)
Partnership income deferral	**(116.0)**	(80.5)
Other	**(68.5)**	(46.3)
	(570.9)	(547.4)
Net future tax liabilities	**$ (440.3)**	$ (430.6)
Comprised of:		
Current portion	**$ (91.9)**	$ (49.5)
Long-term portion	**$ (348.4)**	$ (381.1)

The Corporation has significant U.S. tax loss carry-forwards arising primarily from the discontinued Diversey business. Certain of these losses expire commencing in 2008. The potential benefit of these tax losses has not been recognized in the accounts of the Corporation. The Corporation also has significant tax loss carry-forwards resulting from the Kaiser acquisition, which can be carried forward indefinitely. The potential benefit of these tax losses has not been recognized in the accounts of the Corporation and any future utilization of these losses will be recorded as a reduction to the intangible assets acquired.

(Dollars in millions, except per share amounts)



Discontinued Operations

	2002	2001
Sales and other revenues	$ **10.7**	$ 149.7
Loss before income taxes	$ **–**	$ (5.1)
Income tax recovery	**–**	1.8
Net loss from operations	**–**	(3.3)
Net gain on disposal	**2.0**	–
Earnings (loss) from discontinued operations	$ **2.0**	$ (3.3)

Cash provided from discontinued operations is as follows:

	2002	2001
Operating activities	$ **12.6**	$ 7.1
Investing activities	**188.6**	1.7
Cash provided from discontinued operations	$ **201.2**	$ 8.8

Sports and Entertainment

On July 25, 2001, the Corporation completed the sale of its Sports and Entertainment business consisting of the Montréal Canadiens and the Molson Centre. The Corporation received $190.0 in cash, less closing adjustments, with the balance of payment in the form of preferred shares of an entity owning both the team and the entertainment business. The preferred shares are redeemable on December 31, 2008 for $86.5, subject to certain terms and conditions. The Corporation also retains a 19.9% interest in the entity that owns the team and the entertainment business. The net gain on disposal includes the net losses from discontinued operations of the Sports and Entertainment group between January 31, 2001, the measurement date, and the date of disposal together with tax recoveries of $30.8 and transaction costs.

The Corporation has given certain undertakings to the lenders of the purchaser such that, in the event that the purchaser is unable to meet its obligations, Molson would exercise control over the Montréal Canadiens at predetermined conditions and subject to regulatory approval.

Retail and Chemical Specialties

On October 25, 1999, the Corporation concluded a transaction to sell the business operations of Beaver Lumber to Home Hardware Stores Limited ("Home Hardware") for total proceeds, subject to closing adjustments, of $68.0 in cash and debt. In December 2001, Home Hardware repaid the outstanding note receivable of $34.8, together with accrued interest of $4.3, for total proceeds of $39.1 in the year.

The estimated losses on the fiscal 1997 disposal of Diversey and the fiscal 2000 disposal of Beaver Lumber were based on management's best estimate assumptions with respect to a variety of items. There remains a risk that the assumptions and resulting estimates on which the remaining provisions are based may change with the passage of time and the availability of additional information. Any further change to the provisions will be recognized as a gain or loss from discontinued operations in the period in which such a change occurs. The remaining balance of the provision for loss is included in the current and non-current liabilities of discontinued operations in the consolidated balance sheet.



Earnings per Share

On August 28, 2001, the shareholders of the Corporation approved a stock split of the Molson Inc. Class "A" non-voting shares and Class "B" common shares on a two-for-one basis. The prior year's outstanding share totals have been restated to reflect the stock split.

The following is a reconciliation of the weighted average shares outstanding for basic and diluted earnings per share computations for earnings from continuing operations:

	2002	2001
Earnings from continuing operations	**$ 175.6**	$ 137.2
Weighted average number of common shares outstanding (millions)		
Weighted average number of common shares outstanding – basic	**120.1**	119.0
Effect of dilutive securities	**2.3**	1.5
Weighted average number of common shares outstanding – diluted	**122.4**	120.5

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class "A" non-voting shares ("common shares"). During the year, 427,000 (2001 – 201,000) options to purchase common shares were not included in the calculation of diluted earnings per share as the exercise price exceeded the average market price of the shares during the year.



Inventories

	2002	2001
Finished and in process	**$ 70.6**	$ 55.7
Raw materials and supplies	**73.0**	38.0
Returnable containers	**39.9**	45.2
	$ 183.5	$ 138.9

(Dollars in millions, except per share amounts)



Investments and Other Assets

	2002	2001
Investments, at equity (i) (ii)	**$ 19.4**	$ 21.8
Investments, at cost (iii)	**67.0**	12.5
Long-term receivables (iv)	**26.9**	51.3
Deferred charges	**9.2**	7.4
	$ 122.5	$ 93.0

(i) Includes the Corporation's interest in Brewers Retail Inc.
(ii) Included in "Sales and other revenues" are equity earnings of $ nil (2001 – $4.9).
(iii) Includes the Corporation's residual interest in the Sports and Entertainment business as described in note 8.
(iv) Included in fiscal 2001 is a $34.8, 8% secured note receivable from Home Hardware resulting from the sale of Beaver Lumber. The note, together with accrued interest of $4.3, was repaid in December 2001.



Property, Plant and Equipment

	2002			2001		
	Cost	**Accumulated Amortization**	**Net**	Cost	Accumulated Amortization	Net
Land	**$ 61.2**	**$ –**	**$ 61.2**	$ 59.4	$ –	$ 59.4
Buildings	**424.0**	**105.1**	**318.9**	343.3	102.2	241.1
Equipment	**1,057.8**	**306.5**	**751.3**	894.2	291.1	603.1
Assets under construction	**55.1**	**–**	**55.1**	11.3	–	11.3
	$ 1,598.1	**$ 411.6**	**$ 1,186.5**	$ 1,308.2	$ 393.3	$ 914.9



Intangible Assets

	2002	2001
Goodwill (i)	**$ 198.0**	$ 198.0
Brand names and other (ii)	**2,473.7**	1,320.8
	$ 2,671.7	$ 1,518.8

Effective April 1, 2001, the Corporation adopted the new *CICA Handbook* section 3062 "Goodwill and Other Intangible Assets" – See note 2.

(i) The cost and accumulated amortization at March 31, 2002 amounted to $216.0 (2001 – $216.0) and $18.0 (2001 – $18.0), respectively.
(ii) The cost and accumulated amortization at March 31, 2002 amounted to $2,571.6 (2001 - $1,418.7) and $97.9 (2001 - $97.9), respectively. The additions relate primarily to the business acquisitions as described in note 3.

14 Long-Term Debt

	2002	2001
Molson Inc.		
Term loan (i)	**$ 607.3**	$ –
Debentures (ii)		
$150 – 5.40% due May 3, 2002	**150.0**	149.5
$150 – 5.50% due May 3, 2004	**149.3**	149.1
Molson Canada		
Debentures (iii)		
$150 – 8.20% due March 11, 2003	**150.0**	149.9
$200 – 6.00% due June 2, 2008	**199.5**	199.4
$100 – 9.10% due March 11, 2013	**99.9**	99.9
$150 – 8.40% due December 7, 2018	**149.8**	149.8
$100 – 6.70% due June 2, 2028	**99.5**	99.4
Term loan (iv)	**–**	169.4
Kaiser (v)	**98.2**	–
Bavaria	**7.9**	–
Fair value adjustment (vi)	**34.7**	38.0
	1,746.1	1,204.4
Less current portion	**58.9**	–
	$ 1,687.2	$ 1,204.4

(i) *Represents borrowings under a $1,125.0 Senior Credit Facility arranged with a syndicate of banks. The facility was used to finance the acquisition of Kaiser on March 18, 2002 and is comprised of a $500.0 non-revolving 18-month bridge loan which can be extended by the Corporation for an additional six months and is fully-drawn as at March 31, 2002 and a $625.0 three-year revolving tranche. Borrowings under the term loan bear interest at a rate based on bankers acceptances plus 0.8%. During 2002, the average interest rate was 4.9%. The facility is a direct unsecured obligation of the Corporation.*

(ii) *Represents debentures issued on May 3, 1999. The debentures are redeemable at the option of Molson Inc. The debentures are direct unsecured obligations of the Corporation.*

(iii) *Represents direct unsecured debentures which are redeemable at the option of Molson Canada. During fiscal 2002, the Corporation entered into two interest rate swap agreements for a nominal value of $100.0 each, which convert the $200.0 debenture due in June 2008 with a fixed rate of 6.0% to a variable rate. One of the swap agreements is cancellable in December 2002 at the option of a third party. The average variable interest rate on the swaps in fiscal 2002 was 3.4% which resulted in interest savings of $3.7. At March 31, 2002, the interest rate swaps had a total fair value of $1.1. Amounts accounted for under interest rate swap agreements are recognized as adjustments to interest expense.*

(iv) *Represents borrowings made under a revolving floating rate arrangement which is unsecured and without recourse to the partners. Effective March 18, 2002, this facility was reduced from $300.0 to $100.0. Any outstanding principal amount is fully repayable on August 31, 2003. Loans under this facility bore interest at rates averaging 5.4% during fiscal 2002 (fiscal 2001 – 6.5%).*

(v) *Represents primarily Brazilian R$-denominated loans in the amount of $58.2 (R$84.9) from the Brazilian National Development Bank ("BNDES") relating to the acquisition of fixed assets as well as US$-denominated loans in the amount of $28.4 (US$17.8). The loans from BNDES bore interest at rates averaging 13.5% during the period of March 19, 2002 to March 31, 2002 and the US$-denominated loans bore interest at rates averaging 6.1% during the period of March 19, 2002 to March 31, 2002. The loans are secured by liens on the machinery and equipment financed and real estate mortgages.*

(vi) *Represents the adjustment required to arrive at the fair market value of the Molson Canada debentures as of June 23, 1998, being the date of the acquisition of the additional 50% interest in Molson Canada. This amount is being amortized over the remaining terms of the debentures on a weighted-average basis, which at the acquisition date, was approximately 15 years.*

(vii) *The Corporation previously entered into a $50.0, 364-day revolving credit facility with a syndicate of banks for general corporate purposes. The Corporation has options to extend the facility, subject to the approval of the lenders. Effective April 29, 2002, the facility was reduced to $30.0 and extended for an additional period of 364 days.*

(viii) *The aggregate maturities of long-term debt during the next five years are estimated to be $358.9, $525.9, $268.6, $4.7 and $5.3. The Corporation has $300.0 of debentures maturing in fiscal 2003 which will be refinanced with existing long-term debt facilities.*

(Dollars in millions, except per share amounts)



Deferred Gain

The deferred gain arose from the non-cash consideration received on the exchange of brewing assets at the time of the formation of the Molson Canada partnership. Amortization of the balance of the deferred gain totalling $44.7 (2001 – $50.8) will be brought into earnings in equal instalments over the next seven years or earlier if the non-cash assets are realized.



Financial Instruments

The Corporation uses hedging and derivative financial instruments to limit financial risk related to foreign exchange and interest rates. During fiscal 2002 and fiscal 2001, all derivative financial instruments were held for hedging purposes.

The Corporation has entered into foreign exchange contracts to hedge future identifiable foreign currency exposures from operations. Resulting gains and losses arising from the use of these instruments are recorded upon maturity of the transaction. As at March 31, 2002, the Corporation had outstanding forward contracts for US$45.0 (2001 – US$46.0) and option contracts for US$23.7 (2001 – nil). At March 31, 2002, the unrealized gain from these forward contracts was $0.4 (2001 – $2.7) and the loss from the option contracts was $0.6 (2001 – nil).

The Corporation manages its exposure to interest rates on its long-term debt through the use of interest rate swap agreements (see note 14 (iii) for details).

The Corporation's estimate of the fair value of other financial instruments, including accounts receivable and accounts payable, approximates their carrying value.

The fair value of all debentures, based on rates currently available for long-term debt with similar terms and maturity dates, is estimated to be $1,030 (2001 – $1,038).

In March 2001, the Corporation entered into a three-year revolving agreement to sell an undivided interest in eligible accounts receivable, with limited recourse, to a third party up to a maximum of $125.0. As at March 31, 2002, net cash proceeds received under this agreement were $55.0 (2001 - $57.0). As the fair value of the assets transferred is equal to book value, there is no gain or loss reported on the sale of the receivables. The Corporation has retained responsibility for servicing the accounts receivable sold.



Capital Stock

Authorized

The Corporation is authorized to issue:

(a) an unlimited number of Class "A" non-voting shares;
(b) an unlimited number of Class "B" common shares; and
(c) an unlimited number of preference shares, which shall rank in priority to the Class "A" non-voting and Class "B" common shares and may be issued from time to time in series with the designation, rights, privileges, restrictions and conditions attaching to each series as and in the manner set out in its Articles.

The holders of Class "A" non-voting shares are entitled, voting separately as a class on the basis of one vote per share, to elect annually three members of the Board of Directors of the Corporation. Subject to applicable law, the holders of the Class "A" non-voting shares do not otherwise have a right to vote at meetings of shareholders but are entitled to notice of and to attend all shareholders' meetings except class meetings of the holders of another class of shares. The holders of the Class "B" common shares are entitled to one vote per share at all meetings of shareholders except class meetings of the holders of another class of shares.

In each fiscal year, the holders of the Class "A" non-voting shares are entitled to receive non-cumulative dividends aggregating $0.033 per share (after the fiscal 2002 stock split) before any dividends may be paid on the Class "B" common shares. No further dividends can be paid to the holders of the Class "A" non-voting shares until dividends aggregating $0.033 per share have been declared or paid on the Class "B" common shares, and thereafter the Class "A" non-voting shares and the Class "B" common shares participate equally as to all dividends declared.

In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of the Class "A" non-voting shares and the holders of the Class "B" common shares would be entitled to share equally, share for share, in all distributions of the assets of the Corporation.

A holder of Class "B" common shares shall be entitled at any time and from time to time to have all or any portion of such Class "B" common shares converted into Class "A" non-voting shares on the basis of one Class "A" non-voting share for each Class "B" common share in respect of which the conversion right is exercised.

If a general takeover bid offer is made to purchase Class "B" common shares, then the holders of Class "A" non-voting shares may convert all or any of their Class "A" non-voting shares into an equal number of Class "B" common shares for the purpose of tendering such shares into the offer unless (i) a takeover bid offer is made to purchase Class "A" non-voting shares on identical terms as the offer for the Class "B" common shares; or (ii) holders of more than 50% of the then outstanding Class "B" common shares certify within a prescribed period of time that they do not intend to tender any Class "B" common shares in acceptance of the offer.

On November 7, 2001, the Board of Directors authorized a normal course issuer bid allowing Molson to purchase for cancellation 4,500,000 Class "A" non-voting shares and 900,000 Class "B" common shares. Purchases may be made at certain times over a 12-month period through the facilities of the Toronto Stock Exchange when the Corporation believes circumstances and trading price warrant a share purchase as an appropriate use of corporate funds and for the potential benefit of Molson shareholders. The normal course issuer bid became effective December 14, 2001. No shares have been repurchased to date under the program.

Issued and outstanding

On August 28, 2001, the shareholders of the Corporation approved a stock split of the Molson Inc. Class "A" non-voting shares and Class "B" common shares on a two-for-one basis. The prior year's outstanding share totals have been restated to reflect the stock split.

(Dollars in millions, except per share amounts)

Capital Stock (cont'd)

On March 19, 2002, as part of the Kaiser acquisition, the Corporation issued 7,785,878 Class "A" shares for proceeds of US$150.0 at a price per share of CDN$30.59.

At March 31, the following shares were issued and outstanding:

	2002 Shares	2002 Amount	2001 Shares	2001 Amount
Class "A" non-voting	**104,724,566**	**$ 713.8**	95,527,624	$ 471.7
Class "B" common	**22,999,434**	**5.6**	24,005,934	5.9
	127,724,000	**$ 719.4**	119,533,558	$ 477.6

During the year the following shares were issued:

	2002 Shares	2002 Amount	2001 Shares	2001 Amount
Class "A" non-voting				
Stock options exercised (i)	**382,617**	**$ 3.1**	800,918	$ 6.6
Stock dividend payments	**15,486**	**0.4**	169,730	2.3
Shares issued on business acquisition	**7,785,878**	**238.2**	–	–
Issued for cash	**6,461**	**0.1**	4,566	0.1
	8,190,442	**$ 241.8**	975,214	$ 9.0

(i) *Including the exercise of options under the stock appreciation rights plan.*

During the year ended March 31, 2002, 1,006,500 Class "B" common shares (2001 – 101,600) were converted into Class "A" non-voting shares.

Stock Options

A summary of the status of the Corporation's stock option plan as at March 31, 2002 and 2001 and of changes during the years ending on those dates is presented below:

	2002 Stock Options	2002 Weighted Average Exercise Price	2001 Stock Options	2001 Weighted Average Exercise Price
Outstanding at beginning of year	**4,915,500**	**$ 12.22**	5,498,376	$ 11.89
Granted	**1,652,400**	**24.67**	1,236,000	14.62
Exercised	**(539,575)**	**13.21**	(1,449,376)	13.00
Forfeited	**(441,433)**	**17.00**	(369,500)	12.25
Outstanding at end of year	**5,586,892**	**$ 15.43**	4,915,500	$ 12.22

Capital Stock (cont'd)

The following table summarizes information on stock options outstanding at March 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding at Mar. 31/02	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Exercisable at Mar. 31/02	Weighted Average Exercise Price
$10.19 – $20.42	4,038,842	6.7	$ 11.83	1,325,735	$ 11.64
$20.43 – $30.66	1,548,050	9.4	$ 24.82	8,955	$ 23.35
	5,586,892	7.4	$ 15.43	1,334,690	$ 11.72

At March 31, 2002, 3,103,985 Class "A" non-voting shares (2001 – 4,157,994) were available for granting further options and 954,453 Class "A" non-voting shares (2001 – 976,506) were available for optional stock dividends.



18 Commitments and Contingencies

The following table represents minimum lease payments for operating lease obligations:

Fiscal Year	Minimum Lease Payments
2003	$ 19.2
2004	15.8
2005	12.6
2006	7.2
2007	7.5
Thereafter	3.5
Total	$ 65.8

At March 31, 2002, the Corporation had outstanding letters of credit totalling $84.9 (2001 – $33.1).

(Dollars in millions, except per share amounts)

Commitments and Contingencies (cont'd)

Kaiser is party to a number of claims from the Brazilian tax authorities. The Corporation has either paid, or alternatively made provisions for the amounts it believes may be ultimately due pursuant to such claims.

The Corporation is a guarantor of a 99-year lease arrangement related to the land on which the Molson Centre has been constructed. Annual lease payments in fiscal 2002 amounted to $3.1 and are based on prevailing interest rates and changes in the Consumer Price Index.

The Corporation is also subject to certain legal claims arising in the normal course of business, none of which is expected to materially affect the financial results of the Corporation.



19 Pension and Benefits

The Corporation has a number of pension plans, of both a contributory and non-contributory nature, which cover certain employees. The majority of pension plans provide defined benefits. The Corporation also has postemployment benefit obligations for certain retired employees.

The components of the Corporation's benefit expense include the following:

	Pension Plans		Other Benefit Plans	
	2002	2001	**2002**	2001
Defined benefit plans				
Benefits earned during the year	**$ 8.5**	$ 8.2	**$ 1.5**	$ 1.3
Interest cost on benefit obligation	**53.3**	54.2	**6.7**	6.4
Return on plan assets	**(57.1)**	(54.6)	**-**	-
Other	**0.3**	1.5	**-**	-
	5.0	9.3	**8.2**	7.7
Defined contribution plans	**3.9**	3.7	**-**	-
Benefit expense – continuing operations	**$ 8.9**	$ 13.0	**$ 8.2**	$ 7.7

The actuarial determinations were based on the following assumptions in each year:

	2002	2001
Assumed discount rate – year end	**6.5%**	7.0%
Expected long-term rate of return on plan assets	**7.5%**	7.5%
Rate of increase in future compensation	**5.0%**	5.0%
Rate of increase in future government benefits	**2.5%**	2.5%

The health care cost trend rates used were 7.5% for medical, which is reduced 0.5% per year until 2007 and 5.0% thereafter.

Pension and Benefits (cont'd)

The following information pertains to the Corporation's defined benefit pension plans and other benefit plans:

	Pension Plans		Other Benefit Plans	
	2002	2001	**2002**	2001
Plan Obligation				
Accrued benefit obligation at beginning of year	**$ 786.3**	$ 770.8	**$ 96.4**	$ 89.3
Current service cost	**12.7**	12.0	**1.5**	1.3
Interest cost	**53.3**	54.2	**6.7**	6.4
Benefits paid	**(75.4)**	(59.6)	**(4.2)**	(3.9)
Actuarial losses/Other	**47.5**	8.9	**7.6**	3.3
Balance, end of the year	**$ 824.4**	$ 786.3	**$ 108.0**	$ 96.4
Plan Assets				
Market value at beginning of year	**$ 810.5**	$ 760.6	**$ -**	$ -
Actual return of plan assets	**(17.1)**	54.7	**-**	-
Employer contributions	**26.9**	51.0	**4.2**	3.9
Employee contributions	**4.2**	3.8	**-**	-
Benefits paid	**(75.4)**	(59.6)	**(4.2)**	(3.9)
Balance, end of the year	**$ 749.1**	$ 810.5	**$ -**	$ -
Plan Surplus/(Deficit)				
Funded status	**$ (75.3)**	$ 24.2	**$ (108.0)**	$ (96.4)
Unamortized net actuarial losses	**119.9**	4.6	**10.8**	3.3
Other unamortized past service costs	**2.8**	2.7	**-**	-
Other	**6.8**	1.3	**1.2**	1.0
Accrued benefit asset (liability)	**$ 54.2**	$ 32.8	**$ (96.0)**	$ (92.1)

As at March 31, 2002, seven of the Corporation's pension plans, included in the above table, had an unfunded obligation of $106.6 with an accrued benefit obligation of $768.6 and plan assets with a fair value of $662.0.

As at March 31, 2002, approximately 68% (2001 – 62%) of all pension plan assets were invested in equities, 32% (2001 – 36%) in fixed income securities, and nil (2001 – 2%) in cash.

(Dollars in millions, except per share amounts)



Related Party Transactions

In the ordinary course of business, the Corporation enters into transactions with its affiliates. All related party transactions are recorded at their exchange amounts. Molson Canada also incurs distribution costs from equity-accounted provincial distribution companies.

Included in cost of sales, selling and administrative costs in the consolidated statements of earnings are distribution and other costs of $160.1 (2001 – $164.4) charged by equity-accounted provincial distribution companies.

Included in accounts payable and accruals as at March 31, 2002 were amounts of $8.4 (2001 – $1.6) payable to the equity-accounted provincial distribution companies.



Unrealized Translation Adjustments

Unrealized translation adjustments, which arise on the translation to Canadian dollars of assets and liabilities of foreign self-sustaining operations, resulted in a loss of $5.8 (2001 – $10.3) at March 31, 2002. The change in the current year reflects the relative strengthening during fiscal 2002 of the Canadian dollar against the Brazilian Real offset by the strengthening of the Real against the Canadian dollar from March 19, 2002 to March 31, 2002.



Segment Disclosures

The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, the United States and Brazil. Since Canada and Brazil constitute a significant percentage of the total operations, they have been segmented in the following table while the United States business and the costs related to maintaining a public company have been grouped in a category entitled "Other".

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or earnings before interest and income taxes ("EBIT"). Accounting policies relating to each segment are, in all material respects, identical to those used for the purposes of the consolidated financial statements. Management of financial expenses, income tax expense and the cost of maintaining a public company are centralized and, consequently these expenses are not allocated among operating groups.

Segment Disclosures (cont'd)

	Canada	Brazil	Other	Total
Revenues from external customers				
2002	**$ 2,520.1**	**$ 224.0**	**$ 86.7**	**$ 2,830.8**
2001	2,417.7	47.0	18.7	2,483.4
Inter-segment revenues				
2002	**32.6**	**-**	**-**	**32.6**
2001	9.6	–	–	9.6
EBITDA before provision for rationalization				
2002	**453.6**	**4.5**	**(31.7)**	**426.4**
2001	375.7	2.3	(26.5)	351.5
Amortization of capital assets				
2002	**47.2**	**7.3**	**0.1**	**54.6**
2001	84.9	1.9	1.1	87.9
Assets				
2002	**2,424.7**	**1,816.4**	**241.4**	**4,482.5**
2001	2,508.7	170.1	211.0	2,889.8
Additions to capital assets				
2002	**74.0**	**1,446.2**	**0.4**	**1,520.6**
2001	55.3	158.2	152.2	365.7



23 Subsequent Event

On April 17, 2002, the Corporation completed the sale of 20% of its operations in Brazil to Heineken N.V. for total proceeds of US$218.3, which will be used to repay debt.



24 Comparative Figures

Certain comparative figures have been restated to conform to the current year's basis of presentation.

Supplementary Information

Quarterly Consolidated Financial Information

(Dollars in millions, except per share amounts)	June	Sept.	FISCAL 2002 Dec.	March	Total
Sales and other revenues	$ 758.9	$ 760.2	$ 692.4	$ 619.3	$ 2,830.8
Brewing excise and sales taxes	193.1	196.0	176.0	163.4	728.5
	565.8	564.2	516.4	455.9	2,102.3
Costs and expenses					
Cost of sales, selling and administrative costs	448.0	435.2	417.9	374.8	1,675.9
Provision for rationalization	50.0	–	–	–	50.0
	498.0	435.2	417.9	374.8	1,725.9
Earnings before interest, income taxes and amortization	67.8	129.0	98.5	81.1	376.4
Amortization of property, plant and equipment	14.1	14.2	13.1	13.2	54.6
Amortization of intangible assets	–	–	–	–	–
Earnings before interest and income taxes	53.7	114.8	85.4	67.9	321.8
Net interest expense	18.8	16.5	13.9	16.3	65.5
Earnings before income taxes	34.9	98.3	71.5	51.6	256.3
Income tax expense (recovery)	(0.2)	36.4	26.5	18.0	80.7
Earnings from continuing operations	35.1	61.9	45.0	33.6	175.6
Earnings from discontinued operations	–	2.0	–	–	2.0
Net earnings	$ 35.1	$ 63.9	$ 45.0	$ 33.6	$ 177.6
Basic net earnings per share:					
Continuing operations	$ 0.29	$ 0.52	$ 0.38	$ 0.28	$ 1.46
Discontinued operations	–	0.02	–	–	0.02
Total	$ 0.29	$ 0.54	$ 0.38	$ 0.28	$ 1.48
Diluted net earnings per share:					
Continuing operations	$ 0.29	$ 0.51	$ 0.37	$ 0.27	$ 1.43
Discontinued operations	–	0.02	–	–	0.02
Total	$ 0.29	$ 0.53	$ 0.37	$ 0.27	$ 1.45
Dividends paid	$ 0.09	$ 0.09	$ 0.10	$ 0.10	$ 0.38
Cash flow from continuing operations	$ 81.8	$ 70.5	$ 82.3	$ 57.7	$ 292.3
Cash flow per share from continuing operations – basic	$ 0.68	$ 0.59	$ 0.69	$ 0.48	$ 2.43
Cash flow per share from continuing operations – diluted	$ 0.67	$ 0.58	$ 0.67	$ 0.47	$ 2.39
Weighted average outstanding shares – basic (millions)	119.6	119.7	119.8	121.1	120.1
Weighted average outstanding shares – diluted (millions)	121.8	122.0	122.2	123.8	122.4

The above tables reflect a 2-for-1 stock split which took effect September 2001.

Supplementary Information

Quarterly Consolidated Financial Information

(Dollars in millions, except per share amounts)	June	Sept.	FISCAL 2001 Dec.	March	Total
Sales and other revenues	$678.1	$664.5	$588.5	$552.3	$ 2,483.4
Brewing excise and sales taxes	170.8	170.5	149.0	136.0	626.3
	507.3	494.0	439.5	416.3	1,857.1
Costs and expenses					
Cost of sales, selling and administrative costs	408.5	390.7	358.2	348.2	1,505.6
Provision for rationalization	–	–	–	–	–
	408.5	390.7	358.2	348.2	1,505.6
Earnings before interest, income taxes and amortization	98.8	103.3	81.3	68.1	351.5
Amortization of property, plant and equipment	14.4	13.9	12.0	9.1	49.4
Amortization of intangible assets	9.4	9.3	9.3	10.5	38.5
Earnings before interest and income taxes	75.0	80.1	60.0	48.5	263.6
Net interest expense	16.9	15.6	15.9	20.3	68.7
Earnings before income taxes	58.1	64.5	44.1	28.2	194.9
Income tax expense (recovery)	25.4	28.4	(6.7)	10.6	57.7
Earnings from continuing operations	32.7	36.1	50.8	17.6	137.2
Earnings (loss) from discontinued operations	(0.2)	(2.8)	(1.2)	0.9	(3.3)
Net earnings	$ 32.5	$ 33.3	$ 49.6	$ 18.5	$ 133.9
Basic net earnings (loss) per share:					
Continuing operations	$ 0.28	$ 0.30	$ 0.43	$ 0.15	$ 1.15
Discontinued operations	-	(0.02)	(0.01)	0.01	(0.03)
Total	$ 0.28	$ 0.28	$ 0.42	$ 0.16	$ 1.12
Diluted net earnings (loss) per share:					
Continuing operations	$ 0.27	$ 0.30	$ 0.42	$ 0.14	$ 1.14
Discontinued operations	-	(0.02)	(0.01)	0.01	(0.03)
Total	$ 0.27	$ 0.28	$ 0.41	$ 0.15	$ 1.11
Dividends paid	$ 0.09	$ 0.09	$ 0.09	$ 0.09	$ 0.36
Cash flow from continuing operations	$ 64.9	$ 61.4	$ 64.8	$ 40.9	$ 232.0
Cash flow per share from continuing operations – basic	$ 0.55	$ 0.52	$ 0.54	$ 0.34	$ 1.95
Cash flow per share from continuing operations – diluted	$ 0.54	$ 0.51	$ 0.53	$ 0.34	$ 1.93
Weighted average outstanding shares – basic (millions)	118.6	118.8	119.3	119.4	119.0
Weighted average outstanding shares – diluted (millions)	119.2	120.0	121.3	121.5	120.5

The above tables reflect a 2-for-1 stock split which took effect September 2001.

Ten Year Operating and Financial Record

	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Operations (Dollars in millions)										
Sales and other revenues	**2,830.8**	2,483.4	2,375.0	1,962.8	937.7	855.3	848.0	859.6	859.3	1,167.2
Brewing excise and sales taxes	**728.5**	626.3	621.3	536.0	259.8	244.5	253.2	257.6	261.9	361.8
	2,102.3	1,857.1	1,753.7	1,426.8	677.9	610.8	594.8	602.0	597.4	805.4
EBITDA	**376.4**	351.5	95.5	198.7	96.7	20.7	32.1	128.7	132.4	325.9
Amortization:										
Property, plant and equipment	**54.6**	49.4	57.1	46.0	20.7	19.0	18.3	18.1	16.1	19.4
Intangible assets	**-**	38.5	34.2	28.0	4.0	2.3	2.1	1.9	2.2	2.2
Net interest expense	**65.5**	68.7	72.5	55.9	3.5	9.6	27.4	31.9	33.9	37.0
Earnings (loss) before income taxes	**256.3**	194.9	(68.3)	68.8	68.5	(10.2)	(15.7)	76.8	80.2	267.3
Income tax expense (recovery)	**80.7**	57.7	(2.5)	37.8	23.1	(3.1)	15.3	18.4	22.0	42.0
Earnings (loss) from:										
Continuing operations	**175.6**	137.2	(65.8)	31.0	45.4	(7.1)	(31.0)	58.4	58.2	225.3
Discontinued operations	**2.0**	(3.3)	21.8	138.9	65.7	40.6	(274.5)	28.4	67.5	(60.6)
Net earnings (loss)	**177.6**	133.9	(44.0)	169.9	111.1	33.5	(305.5)	86.8	125.7	164.7
Cash provided from operations [i]	**292.3**	232.0	211.7	166.7	80.1	88.3	66.2	43.3	188.2	190.1
Financial (Dollars in millions)										
Working capital	**(365.3)**	(186.0)	(146.3)	(120.2)	312.6	520.7	30.8	113.0	283.0	229.3
Current ratio	**0.6:1**	0.7:1	0.8:1	0.8:1	1.7:1	1.9:1	1.0:1	1.1:1	1.4:1	1.3:1
Additions to property, plant and equipment	**72.4**	57.1	53.7	58.7	31.9	21.6	25.7	20.1	73.5	28.2
Total assets	**4,521.0**	3,280.8	3,111.8	3,439.6	2,284.3	2,172.3	2,990.1	3,071.9	2,769.7	2,715.6
Long-term debt	**1,746.1**	1,204.4	1,111.9	1,221.5	511.1	436.0	848.7	480.2	440.0	411.9
Shareholders' equity	**1,173.9**	795.4	1,025.7	1,108.1	978.5	907.0	905.2	1,373.6	1,308.5	1,168.3
Return on shareholders' equity (average)	**18.0%**	14.7%	(4.1)%	16.3%	11.9%	3.6%	(24.7)%	6.4%	10.2%	15.7%
Net debt:equity ratio	**59:41**	59:41	52:48	52:48	34:66	n/m[ii]	48:52	26:74	25:75	33:67
Net interest coverage [iii]	**4.9:1**	3.8:1	0.1:1	2.2:1	20.6:1	(0.1):1	0.4:1	3.7:1	3.4:1	8.2:1
Per Share (Dollars) [iv]										
Net earnings (loss)	**1.48**	1.12	(0.37)	1.44	0.94	0.29	(2.64)	0.75	1.07	1.38
Net earnings (loss) from continuing ops	**1.46**	1.15	(0.56)	0.26	0.39	(0.06)	(0.27)	0.50	0.49	1.89
Dividends paid	**0.38**	0.36	0.36	0.36	0.36	0.36	0.36	0.36	0.36	0.36
Shareholders' equity	**9.19**	6.65	8.65	9.38	8.30	7.74	7.80	11.90	11.11	9.84
Cash provided from operations	**2.43**	1.95	1.79	1.41	0.68	0.76	0.57	0.37	1.60	1.59
Other										
Number of shares outstanding (thousands) [iv]	**127,724**	119,534	118,558	118,074	117,884	117,214	116,120	115,464	117,792	118,764
Number of shareholders	**4,467**	4,507	4,779	4,945	5,042	5,236	5,352	5,682	5,948	6,445
Number of employees [iii]	**5,900**	3,800	3,600	3,900	3,900	4,300	4,000	4,300	4,400	4,500

(i) Fiscal years 1993 and 1994 have not been restated to exclude discontinued operations
(ii) n/m = not meaningful (cash exceeded total debt by $145.4 million)
(iii) Excludes discontinued operations
(iv) After a 2-for-1 stock split which took effect in September 2001

Corporate Governance

Molson's Board of Directors is responsible for overseeing the direction, affairs and management of the Corporation. The Board was very active in fiscal 2002, which saw 16 meetings of the Board and 14 meetings of the various Board committees.

The Toronto Stock Exchange has issued guidelines for effective corporate governance and requires that listed companies annually disclose their practices. The guidelines address questions such as the composition and independence of a company's Board of Directors, its role, its committees and the effectiveness and education of its members.

Molson's Board of Directors considers that good corporate governance practices are essential for the effective and prudent operation of the Corporation and for achieving its objective, which is the enhancement of shareholder value. A brief description of Molson's corporate governance practices is set out, in tabular form, in Schedule "B" to the Management Proxy Circular, a copy of which may be obtained from the Secretary of the Corporation.

The Board has put into place specific policies and processes relating to:

- Strategic planning;
- Risk management;
- Management development, assessment and succession planning; and
- Shareholder communications.

To ensure that the Board operates in a manner that is independent of management:

- The roles of Chairman and Chief Executive Officer are separate;
- The Board comprises a majority of unrelated directors; and
- All Board committees are comprised of a majority of unrelated directors.

Over half of the directors became Board members in the past five years.

Directors receive at least 50% of their annual retainer in the form of Deferred Share Units, each of which has a value equal to one Molson Class "A" non-voting share. These are retained throughout the director's tenure on the Board. Directors also participate in a Stock Option Plan. These programs are designed to align more closely Molson's directors' compensation with the interests of shareholders.

Board of Directors' Committees

The Board of Directors maintains five standing committees, four of which were active during fiscal 2002.

Audit and Finance Committee

The Audit and Finance Committee reviews the Corporation's annual consolidated financial statements and quarterly financial statements before they are approved by the Board. It works jointly with management to develop the annual audit plan and reviews the Auditors' recommendations on internal controls. The Committee meets with the Corporation's auditors independently of management at least once a year. It also reviews the Corporation's annual and long-term financial plans, proposals for major borrowings and the issuance of securities, and makes recommendations to the Board with respect to financial strategies and policies. In addition, the Committee deals with financial risk management.

Chairman: **Dr. L.I. Barber**
Members: **M.W. Barrett, Dr. F. Bellini, D.W. Colson, R. I. Molson**

Environment, Health and Safety Committee

The Environment, Health and Safety Committee sets environmental and occupational health and safety policy standards and accountabilities for the Corporation. The Committee oversees environment and health and safety issues in relation to the various areas of the Corporation's business, as applicable. It is also responsible for reviewing compliance with applicable legislation and programs, including crisis management training and safety measurement systems. It reviews strategies, goals and programs put into place in these areas and recommendations from outside specialists retained as required to reassess specific risks. It regularly reviews data on the frequency and severity of safety incidents.

Chairman: **L. Beauregard**
Members: **Dr. L.I. Barber, J. Béliveau, E.H. Molson, S.T. Molson**

Executive Committee

The Executive Committee acts on behalf of the Board, according to terms authorized by the Board, in managing or supervising the management of the Corporation's business when the full Board is not in session.

Chairman: **R. I. Molson**
Members: **D. J. O'Neill, M.W. Barrett, E. H. Molson**

Human Resources and Corporate Governance Committee

The Human Resources and Corporate Governance Committee is responsible for the development and maintenance of the Corporation's corporate governance practices, including the structures and composition of the Board and Board committees; defining the relationship, roles and authority of the Board and management; identifying and recommending suitable director candidates; setting directors' compensation, and external reporting of the Corporation's approach to corporate governance and executive compensation. In addition, it reviews, develops and recommends to the Board appropriate management compensation policies, programs and levels. The Committee reviews the Corporation's management compensation strategy and programs to ensure that they are aligned with shareholders' interests and corporate performance. The Committee develops performance objectives in conjunction with the Chief Executive Officer and assesses his performance annually in relation to these objectives. In addition, the Committee is responsible for reviewing short-term and long-term succession plans for senior officers of the Corporation.

Chairman: **M.W. Barrett**
Members: **D.W. Colson, D.G. Drapkin, E.H. Molson, R. I. Molson**

Pension Fund Committee
The Pension Fund Committee formulates general investment policy, monitors the implementation of such policy and reports to the Board at least annually on investment results achieved. It also reviews and comments on the reports of the Corporation's actuary and their implications, and the level of the Corporation's contributions to the pension fund with respect to both current service and unfunded liabilities.

Chairman: **Dr. L.I. Barber**
Members: **J. Béliveau, E.H. Molson, S.T. Molson, H. S. Riley**

Senior Management and Officers

Eric H. Molson
Chairman of the Board

R. Ian Molson
Deputy Chairman of the Board

Daniel J. O'Neill*
President and Chief Executive Officer

Robert Coallier*
Executive Vice President and
Chief Financial Officer

Bernard Cormier*
Senior Vice President,
Human Resources

Marie Giguère*
Senior Vice President,
Chief Legal Officer and Secretary

Patrick L. Kelley*
Senior Vice President,
International Brewing Strategy

Gregory L. Wade*
Senior Vice President,
Quality Brewing

Raynald H. Doin*
President,
Québec/Atlantic Region

Michael S. Downey*
President,
Ontario/West Region

Ricardo de A. Mayer*
Vice President, Sales Processes
Cervejarias Kaiser

Dave Perkins*
President,
Molson USA

Brian J. Bidulka
Vice President,
Controller

Stuart Preston
Treasurer

Elizabeth Ann Lenghan
Assistant Secretary

* *Senior management*

Directors

Dr. L.I. Barber, C.C., S.O.M., LL.D.
Director of Scotiabank, CanWest Global Communications and Cominco.

Matthew W. Barrett, O.C.
Group Chief Executive of Barclays in London, England.

Luc Beauregard, C.M.
Founding Chairman and Chief Executive Officer of NATIONAL Public Relations.

Jean Béliveau, C.C.
Director of the Brookfield Properties Corporation.

Dr. Francesco Bellini, O.C.
Chairman of Picchio International Inc.

Daniel W. Colson
Vice-Chairman of Hollinger International Inc., Deputy Chairman and Chief Executive Officer of Telegraph Group Limited in London, England, Vice-Chairman of Hollinger Inc., Hollinger Canadian Newspapers G.P. Inc., Hollinger Digital Inc. and Chairman of Hollinger Telegraph New Media Ltd.

Donald G. Drapkin
Vice Chairman and Director of MacAndrews & Forbes Holdings Inc.

Eric H. Molson
Chairman of the Board of Directors of Molson Inc.

R. Ian Molson
Deputy Chairman of the Board of Directors of Molson Inc.

Stephen T. Molson
President and member of the Board of The Molson Foundation

Daniel J. O'Neill
President and Chief Executive Officer of Molson Inc.

H. Sanford Riley
Recently retired as Chairman of Investors Group Inc.

Honorary Directors: R. M. Barford, Toronto; J. T. Black, Victoria; W. Chippindale, Mont-Tremblant; J. P. Gordon, Mississauga; A.S. Hara, Vancouver; T.E. Ladner, Vancouver; A.G. McCaughey, Aurora; Hon. H. de M. Molson, Montréal, F.J. Morgan, Chicago; J.E. Newall, Calgary; Hon. G.F. Osbaldeston, London; C. Perrault, Montréal; G. Plourde, Montréal; J.P. Rogers, Toronto.

Molson is Canada's pre-eminent brewer with approximately $3 billion in annual sales. Founded in 1786, Molson is North America's oldest beer brand and a global brand name with products that include Molson Canadian, Molson Export, Molson Dry, Rickard's and the Brazilian beer brands, Kaiser and Bavaria.


MOLSON

Financial & Operating Highlights

	2002	2001	2000
Results (Dollars in millions)			
Sales and other revenues	**2,830.8**	2,483.4	2,375.0
Net sales and other revenues	**2,102.3**	1,857.1	1,753.7
Comparable earnings before interest, income taxes and amortization	**426.4**	351.5	321.1
Comparable earnings before interest and income taxes	**371.8**	302.1	264.0
Comparable net earnings from continuing operations	**194.1**	141.6	111.7
Net earnings	**177.6**	133.9	(44.0)
Cash flow from continuing operations	**292.3**	232.0	211.7
Financial Position (Dollars in millions)			
Assets	**4,521.0**	3,280.8	3,111.8
Property, plant and equipment	**1,186.5**	914.9	776.5
Intangible assets	**2,671.7**	1,518.8	1,266.8
Cash and short term investments	**71.0**	70.1	61.7
Short term debt	**58.9**	–	39.4
Long term debt	**1,687.2**	1,204.4	1,111.9
Shareholders' equity	**1,173.9**	795.4	1,025.7
Performance Ratios			
Comparable return on shareholders' equity	**19.7%**	15.6%	10.5%
Return on invested capital*	**7.4%**	6.8%	6.6%
Per Share (Dollars)			
Comparable net earnings from continuing operations			
Basic	**$1.62**	$1.19	$0.94
Diluted	**$1.59**	$1.18	$0.92
Net earnings			
Basic	**$1.48**	$1.12	($0.37)
Diluted	**$1.45**	$1.11	($0.36)
Cash flow from continuing operations	**$2.43**	$1.95	$1.79
Dividends	**$0.38**	$0.36	$0.36
Book value	**$9.19**	$6.65	$8.65
Operating Data			
Volume *(Hectolitres in millions)*	**14.3**	11.7	11.5
Brewing capacity *(Hectolitres in millions)*	**44.3**	21.4	14.4
Employees *(Full time equivalents)*	**5,900**	3,800	3,600

Net sales and other revenues *(Dollars in millions)*

2000	2001	**2002**
1,753.7	1,857.1	**2,102.3**

Comparable EBIT *(Dollars in millions)*

2000	2001	**2002**
264.0	302.1	**371.8**

Comparable net earnings per share

2000	2001	**2002**
$0.94	$1.19	**$1.62**

Comparable return on shareholders' equity

2000	2001	**2002**
11%	16%	**20%**

* *Defined as comparable net income excluding after-tax interest expense divided by average net investment (net investment is calculated as total assets less non-debt current liabilities).*

MOLSON

Canada

100% Molson Canada
49.9% Coors Canada

Revenue *(Dollars in millions)*	2,520.1
EBITDA *(Dollars in millions)*	453.6
Market share	45.1%
Volume *(Hectolitres in millions)*	9.5
Brewing capacity *(Hectolitres in millions)*	13.5
Breweries	5

United States

50.1% Molson USA

Market share of import	4.0%
Volume(1) *(Hectolitres in millions)*	1.8

Brazil Pro Forma(2)

80% Kaiser(3)
80% Bavaria(3)

Market share(2)	17.8%
Volume(2) *(Hectolitres in millions)*	15.0
Brewing capacity *(Hectolitres in millions)*	30.8
Breweries	13

(1) Including Foster's volume shipped to the United States
(2) Kaiser acquisition closed March 18, 2002 : one year estimate
(3) Reflecting sale to Heineken subsequent to year-end

Market capitalization
End of period
(Dollars in millions)

2000	2001	2002
1,381	2,630	4,459

Toronto Stock Exchange	2000 Q1	Q2	Q3	Q4	2001 Q1	Q2	Q3	Q4	2002 Q1	Q2	Q3	Q4
Share Price:												
High	$13.625	$14.100	$13.750	$13.000	$14.875	$17.625	$21.975	$23.300	$24.500	$26.870	$28.000	$34.920
Low	$ 9.925	$12.000	$12.250	$11.100	$10.550	$13.700	$16.575	$18.250	$20.650	$22.330	$24.000	$26.010
Close	$13.350	$12.675	$13.375	$11.650	$14.475	$17.125	$21.500	$22.000	$24.000	$26.870	$28.000	$34.920
Volume traded *('000s)*	7,248	8,280	8,110	12,574	11,870	9,224	10,534	16,792	20,191	13,567	14,601	22,563
Dividends per share	$0.09	$0.09	$0.09	$0.09	$0.09	$0.09	$0.09	$0.09	$0.09	$0.09	$0.10	$0.10

Dividends

	Record Date	Payment Date
Classes	June 14	July 1
"A" & "B"	September 13	October 1
Common	December 13	January 1
Shares	March 14	April 1

Capitalization at Book Value *as at March 31*

(Dollars in millions)	2000	2001	2002
Short term debt net of cash	(22.3)	(70.1)	(12.1)
Long term debt	1,111.9	1,204.4	1,687.2
Shareholders' equity	1,025.7	795.4	1,173.9
Total capitalization	2,115.3	1,929.7	2,849.0

Credit Ratings *as at March 31, 2002*

	DBRS		S&P	
	Rating	Trend	Rating	Outlook
Commercial paper	R-1 (low)	Stable	–	–
Senior debt - Molson Inc.	A (low)	Stable	BBB+	Negative
Senior debt - Molson Canada	A	Stable	BBB+	Negative

Common Shares *as at March 31, 2002*

Classes of Shares Issued

Class "A"	*non-voting shares*
Class "B"	*common shares*

Oustanding Shares *(Millions)*

Class "A"	*end of period*	104.7
Class "B"	*end of period*	23.0
Total	*end of period*	127.7
Weighted average – basic		120.1
Weighted average – diluted		122.4

Stock Exchange Listing

The Toronto Stock Exchange
Molson is part of:
TSX 300 Index
TSX 60 Index

Trading Symbols

Class "A":	MOL.A
Class "B":	MOL.B

Molson Inc.
1555 Notre-Dame Street East
Montréal, Québec H2L 2R5
Telephone: (514) 521-1786
Facsimile: (514) 598-6866
www.molson.com

Shareholder Information

Registered and Executive Office
1555 Notre-Dame Street East,
Montréal, Québec H2L 2R5
Telephone: (514) 521-1786

Registrar and Transfer Agent
CIBC Mellon Trust Company,
Halifax, Montréal, Toronto, Winnipeg,
Regina, Calgary and Vancouver
Answerline™: 1 800 387-0825
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com

Stock Dividend Plan
Under the Corporation's Optional Stock Dividend and Share Purchase Plan, shareholders may, if and as determined by the Board, elect to receive their dividends in the form of Class "A" non-voting shares instead of cash, and may make cash contributions toward the purchase of additional Class "A" non-voting shares. Shareholders wishing to obtain more information about this Plan should write to the Secretary, 1555 Notre-Dame Street East, Montréal, Québec, H2L 2R5.

Fiscal 2003 Key Dates
Fiscal year-end March 31, 2003. Interim Reports to Shareholders are scheduled for publication in August and November 2002 and February 2003.

Annual Meeting
The Annual Meeting of Shareholders will be held in the John Molson Room, located at 1670 Notre-Dame Street East, Montréal, Québec on Wednesday, June 19, 2002 at 11:00 a.m. Eastern Daylight Time.

Shareholder and Investor Relations
Shareholders, institutional investors, brokers, security analysts and others desiring financial information, having inquiries or wishing to obtain copies of the Corporation's Annual Report or Annual Information Form should write to:

Danielle Dagenais
Vice President, Investor Relations, Molson Inc.,
1555 Notre-Dame Street East, Montréal, Québec, H2L 2R5
danielle.dagenais@molson.com

Duplicate Annual Reports
Some registered holders of shares of Molson Inc. may receive more than one copy of shareholder information mailings such as this Annual Report. While every effort is made to avoid duplication, if securities of the same class are registered in different names and/or addresses, multiple copies are forwarded. Shareholders receiving more than one copy are requested to write to the Senior Vice President, Chief Legal Officer and Secretary so that arrangements may be made to avoid duplicate mailings.

Rapport annuel
Si vous désirez recevoir un exemplaire français de ce rapport annuel, veuillez vous adresser au secrétaire de la Société, 1555, rue Notre-Dame Est, Montréal (Québec) H2L 2R5.

Bélanger Rheault Communications Design Ltée

www.molson.com


MOLSON
M
1786

Molson Inc.
1555 Notre-Dame Street East
Montréal, Québec H2L 2R5
Telephone: (514) 521-1786
Facsimile: (514) 598-6866

Printed in Canada